Exhibit 2.1

Execution Copy
AGREEMENT AND PLAN OF MERGER
dated October 5, 2008
FOR THE ACQUISITION OF
INNOTRAC CORPORATION
BY
GSI COMMERCE, INC.

i

EXHIBITS

Exhibit A	—	Definitions
Exhibit B	—	Voting, Cooperation and Indemnification Agreement with Dorfman
Exhibit C	—	Nondisclosure, Noncompetition and Nonsolicitation Agreement with Dorfman
Exhibit D	—	Employment Agreement with Dorfman
Exhibit E	—	Settlement Agreement with Receiver

COMPANY DISCLOSURE LETTER

Section 1.5	—	Change in Control Payments
Section 2.1	—	Organization
Section 2.2	—	Capital Stock and Ownership
Section 2.3	—	Financial and Corporate Records
Section 2.4	—	Compliance with Law
Section 2.5	—	SEC Filings
Section 2.6	—	Assets
Section 2.7	—	Obligations
Section 2.8	—	Operations
Section 2.9	—	Accounts Receivable
Section 2.10	—	Tangible Property
Section 2.11	—	Real Property
Section 2.13	—	Software and Other Intangibles
Section 2.14	—	Contracts
Section 2.15	—	Employees and Independent Contractors
Section 2.16	—	Employee Benefit Plans
Section 2.17	—	Customers and Suppliers
Section 2.18	—	Taxes
Section 2.19	—	Proceedings and Judgments
Section 2.20	—	Insurance

Section 2.22	—	Related Party and Affiliate Transactions
Section 2.26	—	Non-Contravention; Consents
Section 2.28	—	Financial Advisory and Other Fees
Section 4.2(e)	—	Professional Expenses

AGREEMENT AND PLAN OF MERGER

Parties:	Innotrac Corporation
a Georgia corporation (the “Company”)
6655 Sugarloaf Parkway
Duluth, Georgia 30097

GSI Commerce, Inc.
a Delaware corporation (“Parent”)
935 First Avenue
King of Prussia, Pennsylvania 19406

Bulldog Acquisition Corp.
a Georgia corporation (“Acquisition Sub”)
935 First Avenue
King of Prussia, Pennsylvania 19406

Date:	October 5, 2008
Background
     A. The respective boards of directors of Parent, Acquisition Sub and the Company have each determined that it is advisable and in the best interests of their respective shareholders for Parent to acquire the Company upon the terms and provisions of and subject to the conditions set forth in this Agreement.
     B. In furtherance of the acquisition of the Company by Parent, the respective boards of directors of Parent, Acquisition Sub and the Company have each approved a merger (the “Merger”) of Acquisition Sub with and into the Company, with the Company as the surviving corporation, upon the terms and provisions of and subject to the conditions set forth in this Agreement.
     C. By resolutions duly adopted, the board of directors of the Company has, in light of and subject to the terms and conditions hereof: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders; and (ii) resolved to recommend that the shareholders of the Company vote to approve this Agreement and the Merger.
     E. In order to induce Parent and Acquisition Sub to enter into this Agreement and to consummate the transactions contemplated hereby: prior to or concurrently with the execution and delivery of this Agreement: (a) Scott D. Dorfman (“Dorfman”), the Chairman of the Board, President, Chief Executive Officer and a principal shareholder of the Company has entered into a Voting, Cooperation and Indemnification Agreement with Parent attached hereto as Exhibit B, (b) Dorfman has entered into a Nondisclosure, Noncompetition and Nonsolicitation Agreement with Parent attached hereto as Exhibit C (“Noncompetition Agreement”), (c) Dorfman has entered into an Employment Agreement with Company attached hereto as Exhibit D (the “Employment Agreement”) and (d) the Company and Mark E. Dotorre, as receiver of the Assets of IPOF L.P., IPOF Fund, IPOF Fund II, L.P., GSI and GSGI (collectively, the “IPOF Funds”), have entered into a Settlement Agreement attached hereto as Exhibit E (the “Settlement

Agreement” and collectively with the other agreements referenced in the preceding clauses, the “Ancillary Agreements”).
     F. Capitalized terms used and not defined herein shall have the meanings set forth in Exhibit A hereto.
     Intending To Be Legally Bound, in consideration of the mutual agreements contained herein and subject to the satisfaction of the terms and conditions set forth herein, the parties hereto agree as follows:
Section 1: MERGER TRANSACTION
     1.1 Merger of Acquisition Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Georgia Business Corporation Code (the “GBCC”), at the Effective Time, Acquisition Sub shall be merged with and into the Company, the separate existence of Acquisition Sub shall cease and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
     1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Acquisition Sub shall become debts, liabilities, obligations and duties of the Surviving Corporation.
     1.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the Philadelphia, Pennsylvania offices of Blank Rome LLP, at 10:00 a.m., local time, on a date to be designated by Parent (the “Closing Date”), which shall be no later than the tenth (10th) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing by the parties hereto. Subject to the provisions of this Agreement, articles of merger satisfying the applicable requirements of the GBCC shall be duly executed by the Surviving Corporation and, concurrently with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Georgia. The Merger shall become effective upon the date and time of the filing of such articles of merger with the Secretary of State of the State of Georgia, or at such later time as is specified in the articles of merger (the “Effective Time”). Not later than the date that the articles of merger are filed with the Secretary of State of the State of Georgia, the Parent shall cause the publication required by Section 14-2-1105.1 of the GBCC to be made.
     1.4 Articles of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:
          (a) the articles of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the articles of incorporation of Acquisition Sub as in effect immediately prior to the Effective Time until thereafter changed or amended in accordance with the provisions thereof and applicable law;

          (b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time until thereafter changed or amended in accordance with the provisions thereof and applicable law;
          (c) the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Acquisition Sub immediately prior to the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be; and
          (d) the officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are officers of the Acquisition Sub immediately prior to the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
     1.5 Conversion of Shares.
          (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any shareholder of the Company:
               (i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
               (ii) any shares of Company Common Stock, if any, then held by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
               (iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 1.7, each share of Company Common Stock then outstanding shall be converted into the right to receive the Per Share Merger Consideration, without interest; and
               (iv) each of the shares of the common stock of Acquisition Sub then outstanding shall be converted into one (1) share of common stock of the Surviving Corporation.
          (b) The total consideration payable by Parent and Acquisition Sub in the Merger (sometimes referred to as the “Merger Consideration”) under this Agreement shall consist of shares of Parent’s common stock, par value $.01 per share (“Parent Stock”) (the number of shares of Parent Stock to be issued is defined in Section 1.5(c)(vii) as the “Merger Stock Consideration”) and cash, each as determined in Section 1.5(c); provided however, that Parent shall have the option (the “Parent Cash Option”) to pay all or any portion of the Merger Stock Consideration in cash as determined in Section 1.5(c)(vi) by written notice (the “Parent Cash Option Notice”) to Company delivered on or before the Closing Date (the “Parent Cash Option Deadline”) which notice shall set forth that percentage of the Merger Stock Consideration that Parent has elected to pay in cash (the “Optional Cash Consideration Percentage”) and the percentage that Parent has elected to pay in Parent Stock (the “Stock Percentage”). In the event that Parent does not deliver the Parent Cash Option Notice by the Parent Cash Option Deadline, then for the purpose of this Agreement, the Optional Cash Consideration Percentage shall be zero percent (0%) and the Stock Percentage shall be one hundred percent (100%).

          (c) For the purposes of this Agreement, the following terms shall have the meanings set forth below:
               (i) “Per Share Merger Consideration” means the sum of the (A) Per Share Merger Cash Consideration and (B) Per Share Merger Stock Consideration.
               (ii) “Per Share Merger Cash Consideration” means an amount in cash equal to the quotient obtained by dividing (A) the Merger Cash Consideration by (B) the Company Outstanding Shares.
               (iii) “Per Share Merger Stock Consideration” means that number of shares of Parent Stock (rounded to four decimal places) equal to the quotient obtained by dividing (A) the Merger Stock Consideration by (B) the Company Outstanding Shares.
               (iv) “Company Outstanding Shares” means the sum of (I) the number of shares of Company Common Stock issued and outstanding as of immediately prior to the Effective Time (which for clarification shall include, without duplication, the number of shares of Company Common Stock subject to Company Restricted Stock Awards as of immediately prior to the Effective Time) plus (II) the number of shares of Company Common Stock subject to In the Money Options as of immediately prior to the Effective Time.
               (v) “Merger Cash Consideration” means an amount in cash equal to (A) the sum of Twenty-Two Million Dollars ($22,000,000) plus (B) if Parent has elected the Parent Cash Option, the Merger Optional Cash Consideration, minus (C) the Change in Control Payments.
               (vi) “Merger Optional Cash Consideration” means an amount in cash equal to the product of (A) the Optional Cash Consideration Percentage multiplied by (B) an amount in cash determined as follows: (I) if the 20-Day Parent VWAP Price is greater than or equal to $13.03, then an amount in cash equal to Thirty Million Dollars ($30,000,000); or (II) if the 20-Day Parent VWAP Price is less than $13.03, then an amount in cash equal to 2,302,379 shares of Parent Stock multiplied by the 20-Day Parent VWAP Price, provided, however, that if the 20-Day Parent VWAP Price is less than $11.12 and Parent has delivered the Parent Continuation Notice under Section 7.1(i) and elected to pay the Merger Optional Cash Consideration, then the amount in cash under this clause (II) shall be Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000).
               (vii) “Merger Stock Consideration” means that number of shares of Parent Stock equal to the product of (A) the Stock Percentage multiplied by (B) that number of shares of Parent Stock determined as follows: (I) if the 20-Day Parent VWAP Price is greater than or equal to $13.03 and less than or equal to $20.85, then the Merger Stock Consideration shall mean that number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the quotient of Thirty Million Dollars ($30,000,000) divided by the 20-Day Parent VWAP Price; (II) if the 20-Day Parent VWAP Price is less than $13.03, then the Merger Stock Consideration shall mean 2,302,379 shares of Parent Stock, provided, however, that if the 20-Day Parent VWAP Price is less than $11.12 and Parent has delivered the Parent Continuation Notice under Section 7.1(i) and elected to pay in Parent Stock under that Section, then the Merger Stock Consideration under this clause (II) shall mean that number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the quotient of Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000) divided by the 20-Day Parent VWAP

Price; or (III) if the 20-Day Parent VWAP Price is greater than $20.85, then the Merger Stock Consideration shall mean 1,438,849 shares of Parent Stock.
               (viii) “Change in Control Payments” means (A) any severance, retention, bonus or other similar payment to any Person under any Contract or Employee Benefit Plan, (B) any increase of any benefits or other amounts otherwise payable by Company, and (C) any payments to any Person in cancellation or settlement of any option or right to acquire shares of Company Stock (other than payments of amounts with respect to In the Money Options as provided in Section 1.8(a) and Company Restricted Stock Awards as provided in Section 1.8(b)), in each case of clauses (A) and (B) and (C), which will or may become payable as a result of Company entering into this Agreement or the consummation of any of the transactions contemplated hereby (either alone or in combination with another event), all of which payments are listed in Section 1.5(c)(viii) of the Company Disclosure Letter.
               (ix) “In the Money Option” means any Company Option for which the exercise price at the Effective Time is less than the Per Share Merger Consideration. For the purpose of this paragraph, the Per Share Merger Consideration shall equal the sum of (A) the Per Share Cash Consideration plus (B) the product of (I) the Per Share Merger Stock Consideration and (II) the 20-Day Parent VWAP Price.
          (d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar event, then the number of shares of Parent Stock and the 20-Day Parent VWAP Prices set forth in this Agreement, including in Section 1.5(c)(vi), Section 1.5(c)(vii) and Section 7.1(i), shall be appropriately adjusted to reflect such change.
          (e) No certificates or scrip representing fractional shares of Parent Stock shall be issued in connection with the Merger, and such fractional interests will not entitle the owner thereof to any rights as a shareholder of the Parent. In lieu of issuing a fractional interest in a share of Parent Stock otherwise required to be paid under this Agreement, each record holder of Company Stock converted pursuant to Section 1.5(a) or In the Money Option converted pursuant to Section 1.8(a) who would otherwise have been entitled to receive a fraction of a share of Parent Stock shall receive cash (without interest) in an amount equal to the product of such fractional interest multiplied by the 20-Day Parent VWAP Price.
          (f) Prior to Closing, Company shall prepare and deliver a detailed calculation of the Company Outstanding Shares, Change in Control Payments, In the Money Options and Per Share Merger Consideration, which calculation, after review and approval by Parent, shall be certified on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company (the “Final Merger Consideration Certificate”) and delivered to Parent at Closing.
          (g) Parent shall prepare and send to Company a calculation of the 20-Day Parent VWAP Price within one Business Day following the end of such 20 day period.
     1.6 Surrender of Certificates; Stock Transfer Books.
          (a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the Merger Consideration to which holders of such shares shall become entitled pursuant to Section 1.5. Promptly after the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent shares of Parent Stock and cash sufficient to pay the Merger Consideration payable to holders of Company Common Stock. The cash portion shall be invested by the Paying Agent as directed by the Parent or the Surviving Corporation. Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of shares of Company Common Stock.
          (b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Per Share Merger Consideration pursuant to Section 1.5, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Per Share Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 1.6(b), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate. If any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the Per Share Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Certificate.
          (c) At any time following the twelfth (12th) month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any Merger Consideration which had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Per Share Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Paying Agent shall be liable to any holder of a share of Company Common Stock for any Per Share Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar law. If any Certificates shall not have been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
          (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law.
          (e) Each of the Surviving Corporation, Parent and Acquisition Sub shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the consideration otherwise payable in the Merger to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.
     1.7 Dissenters’ Rights.
          (a) Notwithstanding anything to the contrary contained in this Agreement, any shares of Company Common Stock that, as of immediately prior to the Effective Time, are held by holders who have as of such time preserved dissenters’ rights under Section 14-2-1302 et seq. of the GBCC with respect to such shares shall not be converted into or represent the right to receive the Per Share Merger Consideration in accordance with Section 1.5(a)(iii), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders pursuant to Section 14-2-1302 et seq. of the GBCC; provided, however, that if such dissenters’ rights shall not be perfected or the holders of such shares shall otherwise lose their dissenters’ rights with respect to such shares, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such rights, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of such holder’s Certificate(s) in accordance with Section 1.6) the Per Share Merger Consideration in accordance with Section 1.5(a)(iii).
          (b) The Company shall give Parent: (i) prompt notice of any written demand for, or notice of intent to demand, payment for shares of Company Common Stock received by the Company prior to the Effective Time pursuant to Section 14-2-1302 et seq. of the GBCC and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the GBCC; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.
     1.8 Effect of the Merger on Company Options, Company Restricted Stock Awards and Company Warrants.
          (a) Prior to the Effective Time, the Board of Directors of the Company or any committee administering the Company’s stock option and other equity incentive plans, programs and arrangements, including, without limitation, the Company’s 1997 Stock Option and Incentive Award Plan and 2000 Stock Option and Incentive Award Plan (collectively, the “Company Stock Plans”) shall take all actions necessary (including amending any and all Company Stock Plans and any and all awards under such Plans) so that (i) all outstanding options to acquire shares of Company Common Stock, whether under the Company Stock Plans or otherwise (including commitments to issue options) (the “Company Options”) shall be cancelled as of the Effective Time, and (ii) at the Effective Time, each holder of In the Money Options, whether or not then vested or exercisable, shall be entitled to receive, in cancellation and settlement for each In the Money Option, without interest (i) an amount of cash equal to the positive difference, if any, of (x) the Per Share Merger Cash Consideration minus (y) the exercise price per share of Company Common Stock subject to such In the Money Option (the “Exercise Price Per Share”), and (ii) the Per Share Merger Stock Consideration minus an amount of shares of Parent Stock, valued at the 20-Day Parent VWAP Price, equal to the positive difference, if any, of (x) the Exercise Price Per Share with respect to such In the Money Option minus (y) the Per Share Merger Cash Consideration. Nothing in this Section 1.8(a) shall be construed to extend or otherwise waive the expiration of any Company Option which have otherwise expired in accordance with their terms. The Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, the holders of In the Money Options the Parent Stock and cash payments described in this Section 1.8(a) on or as soon as reasonably practicable after the Effective Time (and in any event within ten (10) Business Days). For clarification, the definition of Company Options shall not include Company Warrants (as defined in Section 1.8(f)).
          (b) Prior to the Effective Time, the Board of Directors of the Company or any committee administering the Company Stock Plans shall take all actions necessary (including amending any and all Company Stock Plans and any and all awards under such Plans) so that (i) all outstanding restricted stock awards payable in Company Common Stock (the “Company Restricted Stock Awards”) shall be canceled as of the Effective Time and (ii) at the Effective Time, each holder of each Company Restricted Stock Award, whether or not vested, shall be entitled to receive, without interest, the Per Share Merger Consideration multiplied by the total number of shares of Company Common Stock subject to such Company Restricted Stock Award. Nothing in this Section 1.8(a) shall be construed to extend or otherwise waive the expiration of any Company Restricted Stock Award which have otherwise expired in accordance with their terms. The Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, the holders of the Company Restricted Stock Awards the Parent Stock and cash payments described in this Section 1.8(b) on or as soon as reasonably practicable after the Effective Time (and in any event within ten (10) Business Days).
          (c) Without limiting the generality of Section 1.8(a), Section 1.8(b) and Section 1.8(d), Company shall obtain the written consent of each holder of a Company Option (including holders of Company Options that are not In the Money Options) and Company Restricted Stock Awards to the cancellation of their awards (collectively, the “Cancellation

Consents”) as contemplated by Section 1.8(a), Section 1.8(b) and Section 1.8(d). For clarification, any payment, other than a payment contemplated by Section 1.8(a) and Section 1.8(b), to any holder of a Company Option or Company Restricted Stock Award to obtain their Cancellation Consent shall be deemed a Change in Control Payment for the purpose of this Agreement.
          (d) The Company Stock Plans and all awards thereunder shall terminate as of the Effective Time, and the provisions in any other agreement, arrangement or benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall take all such action as is necessary, and obtain all necessary consents, to ensure the foregoing and that, after the Effective Time, no holder of a Company Option or Company Restricted Stock Award or any participant in or a party to any Company Stock Plan or other agreement, arrangement or benefit plan shall have any right thereunder to acquire any capital stock or any interest in respect of any capital stock of the Surviving Corporation or of the Parent (other than as provided in Section 1.8(f) with respect to Company Warrants).
          (e) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 1.8 to any holder of Company Options or Company Restricted Stock Awards such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law, and the Surviving Corporation shall make any required filings with and payments to tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Options and Company Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation.
          (f) From and after the Effective Time, each warrant to purchase Company Common Stock that is outstanding as of the Effective Time (the “Company Warrants”) pursuant to any warrant agreements or otherwise shall entitle the holder to receive, upon exercise of the Company Warrant and payment of the applicable exercise price, the product of (i) the Per Share Merger Consideration multiplied by (ii) the total number of shares of Company Common Stock subject to such Company Warrant. The Company shall take or cause to be taken, including as appropriate by its Board of Directors or the appropriate committee thereof, all steps necessary or desirable to give effect to the provisions of this Section 1.8(f), including sending any notices required under the Company Warrants. From and after the Effective Time, holders of Company Warrants shall have no rights with respect to their Company Warrants other than specifically provided in this Section 1.8(f). Nothing in this Section 1.8(f) shall be construed to extend or otherwise waive the expiration of any Company Warrant which has otherwise expired in accordance with its terms
     1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Acquisition Sub, in the name of the Company and otherwise) to take such action.

Section 2: REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the Company Disclosure Letter (it being acknowledged that disclosure in the Company Disclosure Letter with respect to any particular Section of the Agreement shall be deemed disclosure with respect to another Section of the Agreement only if the applicability of such disclosure to the subject matter of such other Section is reasonably apparent on its face), knowing that Parent and Acquisition Sub rely thereon, the Company represents and warrants to Parent and Acquisition Sub, and covenants with Parent and Acquisition Sub, as follows:
     2.1 Organization. The Company is a corporation, duly organized, validly existing and in good standing under the Law of the State of Georgia. The Company possesses the full corporate power and authority to own its Assets and to conduct its business as and where presently conducted. The Company is duly qualified or registered to do business in each jurisdiction where such qualification or registration is required by applicable Law, except where the failure to be so qualified or registered would not have a Company Material Adverse Effect. The Company has no Subsidiaries and does not own any securities of any corporation or any other interest in any Person. The Company has no predecessors, and has not acquired or succeeded to all or substantially all of the Assets of any Person, other than as set forth in Section 2.1 of the Company Disclosure Letter. Section 2.1 of the Company Disclosure Letter states, for the Company (a) its exact legal name; (b) its corporate business form and jurisdiction and date of formation; (c) its federal employer identification number; (d) its headquarters address, telephone number and facsimile number; (e) its directors and executive officers, indicating all current title(s) of each individual; (f) all fictitious, assumed or other names of any type that are registered or used by it or under which it has done business at any time since its date of incorporation or formation; and (g) any name changes, recapitalizations, mergers, reorganizations or similar events since its date of incorporation or formation. The Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future equity or similar investment in or capital contribution to any other Person. Accurate and complete copies of articles or certificates of incorporation, bylaws and other organization and related documents, each as amended to date, and all Contracts relating to the acquisition of the Company or any of its predecessors have been delivered to Parent. The Company has paid all applicable material foreign, federal, state or local organization fees, qualification fees, annual report fees and filing fees required to be paid by it.
     2.2 Capital Stock and Ownership.
          (a) As of October 2, 2008, the authorized capital stock of the Company consists of: (i) 50,000,000 shares of Company Common Stock, of which 12,600,759 shares were issued and outstanding and of which no shares were held by the Company in its treasury; and (ii) 10,000,000 shares of preferred stock, par value $0.10 per share, of which 500,000 shares were designated as Series A Participating Cumulative Preferred Stock and no shares were issued, outstanding or held by the Company in its treasury. Except as set forth in Section 2.2(a) of the Company Disclosure Letter: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Contract to which the Company is a party or by which the Company or any of its business or Assets is bound relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company

Common Stock. The Company is under no obligation and is not bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. Except as set forth in Section 2.2(a) of the Company Disclosure Letter, since January 1, 2003, the Company has not repurchased, redeemed or otherwise acquired any shares of Company Common Stock.
          (b) As of October 2, 2008: (i) 1,092,033 shares of Company Common Stock are subject to issuance pursuant to the exercise of Company Options; (ii) 265,956 shares of Company Common Stock are issued but subject to forfeiture pending the satisfaction of vesting conditions as Company Restricted Stock Awards; (iii) 150,000 shares of Company Common Stock are subject to issuance pursuant to the exercise of Company Warrants; and (iv) 625,594 shares of Company Common Stock are reserved for future grants of equity awards pursuant to the Company’s 2000 Stock Option and Incentive Award Plan. No further equity awards may be made under the 1997 Stock Option and Incentive Award Plan. Section 2.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Option was granted (or whether such option was a non-plan grant) and whether such Company Option is an Incentive Stock Option under Section 422 of the Code; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedules (if not fully vested and exercisable), and the extent to which such Company Option is vested and exercisable as of the date set forth in the Company Disclosure Letter; and (vii) the date on which such Company Option expires.
          (c) Section 2.2(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Restricted Stock Award outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Restricted Stock Award was granted (or whether such Restricted Stock Award was a non-plan grant); (ii) the name of the grantee; (iii) the number of shares of Company Common Stock subject to such Company Restricted Stock Award; (iv) the date on which such Company Restricted Stock Award was granted; and (v) the applicable vesting schedules, and the extent to which such Company Restricted Stock Award is vested as of the date set forth in the Company Disclosure Letter.
          (d) Section 2.2(d) of the Company Disclosure Letter sets forth the following information with respect to each Company Warrant outstanding as of the date of this Agreement: (i) the name of the warrant holder; (iii) the number of shares of Company Common Stock subject to such Company Warrant; (iv) the exercise price of such Company Warrant; (v) the date on which such Company Warrant was granted; (vi) the applicable vesting schedules, and the extent to which such Company Warrant is vested and exercisable as of the date set forth in the Company Disclosure Letter; and (vii) the date on which such Company Warrant expires.
          (e) The Company has no plans or arrangements for the issuance of equity awards other than the Company Stock Plans and the Company Warrants. The Company has delivered to Parent and Acquisition Sub accurate and complete copies of the Company Stock Plans, the Company Warrants, and all other equity award plans pursuant to which Company has granted currently outstanding equity awards, could have granted equity awards since its formation or currently can grant equity awards, and the forms of all agreements evidencing such equity awards.
          (f) Except for the Company Options, Company Restricted Stock Awards and Company Warrants set forth on the appropriate section of the Company Disclosure

Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Company; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable, with no liability attaching to the ownership thereof. All issuances and grants of all outstanding Company Options, Company Restricted Stock Awards and Company Warrants, and all offerings, sales and issuances by the Company of any shares of capital stock, including the Company Common Stock, were conducted in compliance with all applicable Law and all requirements set forth in all applicable Contracts.
          (g) The Rights Plan has expired by its terms as of January 1, 2008 and the rights thereunder are not exercisable.
          (h) Except for privately negotiated repurchases and the surrender to the Company or withholding by the Company of shares of Company Common Stock pursuant to option exercises or in satisfaction of tax withholding obligations upon the vesting of restricted stock or in connection with stock options, all repurchases of the Company Common Stock by the Company have been made in compliance with Rule 10b-18 promulgated under the Exchange Act and in compliance with the provisions of Rule 10b5-1(c) promulgated under the Exchange Act.
     2.3 Financial and Corporate Records. The books of account, minute books, stock and membership interest record books and other similar records of the Company are complete and correct in all material respects and have been maintained in accordance with GAAP, sound business practices and the requirements of Section 13(b)(2) of the Exchange Act, including, except as described in Section 2.5 (e) of the Company Disclosure Letter, an adequate system of internal controls. Complete and correct copies of minutes of the board of directors and committees thereof since February 11, 2002 have been delivered to Parent, except that minutes that relate solely to the transactions contemplated hereby have been redacted or omitted and certain minutes are in draft form pending final approval by the board of directors. Section 2.3 of the Company Disclosure Letter is an accurate and complete list of all bank accounts, other accounts, certificates of deposit, marketable securities, other investments, safe deposit boxes, lock boxes and safes of the Company, and the names of all officers, employees or other individuals who have access thereto or are authorized to make withdrawals therefrom or dispositions thereof.
     2.4 Compliance with Law.
          (a) The operations of the Company, the conduct of its business, as and where such business has been or presently is conducted, and the ownership, possession and use of its Assets have complied in all material respects and currently do comply in all material respects with all applicable Laws, except as set forth in Section 2.4 of the Company Disclosure Letter. Since January 1, 2003, the Company has not received any notice from any Governmental Body regarding any actual or possible material violation of, or failure to comply in any material respect with, any Law.
          (b) The Company holds all material Governmental Authorizations necessary to enable the Company to conduct its businesses in the manner in which such businesses are currently being conducted, including all material Governmental Authorizations required under Environmental Laws, each of which is listed on Section 2.4(b) of the Company Disclosure Letter. All such Governmental Authorizations are valid and in full force and effect. The Company is, and at all times since January 1, 2003 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since January 1, 2003, the Company has not received any written notice from any Governmental Body regarding: (i) any actual or possible material violation of or failure to comply in any material respect with any term or requirement of any material Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.
     2.5 SEC Filings.
          (a) The Company has made available to Parent and Acquisition Sub, or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC contains in a publicly available format, accurate and complete copies of all registration statements, definitive proxy statements and other statements, reports, schedules, forms and other documents (and all amendments or supplements thereto excluding exhibits thereto) filed or furnished by Company with the SEC since January 1, 2007 (the “Company SEC Documents”). Except as set forth in Section 2.5 of the Company Disclosure Letter, all statements, reports, schedules, forms and other documents required to have been filed or furnished by Company with the SEC since January 1, 2007 have been so filed or furnished and in a timely manner. Except as set forth in Section 2.5 of the Company Disclosure Letter, as of the time it was filed with or furnished to the SEC (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) including, without limitation, with the provisions of SOX; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Company SEC Documents required by: (1) Rule 13a-14 or 15d-14 under the Exchange Act; or (2) 18 U.S.C. § 1350 (Section 906 of SOX) (collectively, the “Company Certifications”) was accurate and complete, and complied as to form and content with all applicable Law in effect at the time such Company Certification was filed with or furnished to the SEC.
          (b) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning the Company required to be disclosed by the Company in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company has made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. Except as set forth in Section 2.5 of the Company Disclosure Letter, the Company is, and has at all times since January 1, 2003 been, in compliance with the applicable listing and other rules and regulations of the NASDAQ Global Market, and has not since January 1, 2003 received any notice from the NASDAQ Global Market or any similar body asserting any non-compliance with any of such rules and regulations.
          (c) Except as set forth in Section 2.5 of the Company Disclosure Letter, the financial statements (including any related notes) contained or incorporated by reference in the

Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount), and (iii) fairly present in all material respects the financial position of Company as of the respective dates thereof and the results of operations and cash flows of Company for the periods covered thereby. The unaudited balance sheet of the Company as of June 30, 2008 included in the Company’s Quarterly Report for the quarter ended June 30, 2008 is sometimes referred to as the “Latest Balance Sheet”. Except as set forth in Section 2.5 of the Company Disclosure Letter, no financial statements of any Person other than the Company are required by GAAP to be included in the financial statements of the Company.
          (d) To the knowledge of the Company, the Company’s outside auditor has at all times since the date of enactment of SOX been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of SOX); (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act; and (iii) to the knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and related or companion rules and regulations promulgated by the Public Company Accounting Oversight Board thereunder. Section 2.5(d) of the Company Disclosure Schedule contains a description of all non-audit services (as defined in Section 2(a)(8) of SOX) performed by the Company’s outside auditors for the Company since January 1, 2004 and the fees paid for such services. All such non-audit services were approved as required by Section 10A(h) of the Exchange Act.
          (e) Except as set forth in Section 2.5 of the Company Disclosure Letter, the Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s Assets that could have a material effect on the financial statements. The Company has made available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls. Except as set forth in Section 2.5 of the Company Disclosure Letter, since December 31, 2006, there have not been any changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Except as set forth in Section 2.5(e) of the Company Disclosure Letter, to the knowledge of the Company, neither the Company nor its independent auditors have (A) identified any significant deficiency or material weakness in the design or operation of the Company’s internal control over financial reporting (all of which have been or are currently being remediated as described in Section 2.5(e) of the Company Disclosure Letter), (B) identified any fraud, whether or not material, that involves management or other employees who have a role in the preparation of the financial statements of the Company or the

Company’s internal control over financial reporting, or (C) received any claim or allegation regarding any of the foregoing.
          (f) The Company has not effected any securitization transactions since January 1, 2006 and has not effected any “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) since January 1, 2003.
          (g) Except as set forth in Section 2.5 (g) of the Company Disclosure Letter, there are no outstanding or unresolved comment letters from the SEC or Nasdaq with respect to any of the Company SEC Documents or any other matters. The Company has provided to Parent copies of all correspondence and written communications with the SEC or Nasdaq since January 1, 2003, including any correspondence with respect to Proceedings or potential Proceedings (including the Dadante Litigation Matters).
          (h) The Company has obtained a written letter from the staff of the SEC to the effect that the staff does not object to the omission of the audited financial statements of the operating Assets and business acquired by the Company from ClientLogic Corporation and its operating subsidiary, ClientLogic Operating Corporation (collectively, “ClientLogic”), as required by Regulation S-X, (the “ClientLogic Audited Financial Statements”) from the Form S-4 and the Proxy Statement/Prospectus (the “SEC Waiver”).
     2.6 Assets. The Company owns, has good and marketable title to, and has the right to transfer all right, title and interest in and to, all Assets purported to be owned by it and reflected on the Latest Balance Sheet (other than Assets disposed of in the ordinary course of business since the date of the Latest Balance Sheet), in each case free and clear of any Encumbrance other than (i) Encumbrances set forth in the Latest Balance Sheet or otherwise disclosed in the Company SEC Documents, (ii) Permitted Encumbrances or (iii) Encumbrances set forth in Section 2.6 of the Company Disclosure Letter. The Company is the lessee of, and holds valid leasehold interests in, all Assets purported to be leased by it and reflected as leased on the Latest Balance Sheet, and enjoys undisturbed possession of such leased Assets, subject to Permitted Encumbrances. The Company owns or leases all material Assets necessary to operate, or which are material to the operation of, its businesses as currently conducted.
     2.7 Obligations. Except as set forth in Section 2.7 of the Company Disclosure Letter, the Company has no Obligations other than (i) Obligations identified on the Latest Balance Sheet (including the notes thereto); (ii) Obligations incurred since the date of the Latest Balance Sheet and which were not incurred in breach of any of the representations and warranties made in Section 2.8; and (iii) Obligations under Contracts, provided that no such Obligation consisted of or resulted from a default under or violation of any such Contract. Except as described in Section 2.7 of the Company Disclosure Letter, none of the Obligations of the Company are guaranteed by any Person. Except as set forth in Section 2.7 of the Company Disclosure Letter, the Company has no borrowed indebtedness including, without limitation, capitalized leases.
     2.8 Operations.
          (a) Since December 31, 2007 (i) there has not been any Company Material Adverse Effect and no event has occurred, and no circumstance has arisen, that alone or in combination with any other events or circumstances, had or would reasonably be expected to have or result in a Company Material Adverse Effect, and (ii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the material Assets of the Company (whether or not covered by insurance);

          (b) Except as set forth in Section 2.8 of the Company Disclosure Letter or in the Company SEC Documents filed or furnished by the Company with the SEC since June 30, 2008, from June 30, 2008 to the date of this Agreement:
               (i) The Company has not incurred or guaranteed any Obligation (for purposes of this Section 2.8(b) the term Obligation shall refer to an Obligation that is not required by GAAP to be set forth as a liability on the balance sheet of the Company), acquired or disposed of any business or Assets, or entered into any Contract (other than customer Contracts) or other transaction, involving an amount exceeding $50,000 in any single case or $100,000 in the aggregate;
               (ii) The Company has not: (A) written off as uncollectible, or established any extraordinary reserve with respect to, any material account receivable or other material indebtedness; or (B) lent any material amount of money to any Person (other than extensions of credit to trade creditors, short-term advances made to non-executive officer employees which have subsequently been repaid and routine travel advances made to employees, in each case in the ordinary course of business);
          (c) Except as set forth in Section 2.8 of the Company Disclosure Letter or in the Company SEC Documents filed or furnished by the Company with the SEC since December 31, 2007, from December 31, 2007 to the date of this Agreement:
               (i) The Company has not (A) incurred or guaranteed any borrowed indebtedness including, without limitation, any capitalized lease; or (B) incurred or guaranteed any long-term Obligation in any amount that is required by GAAP to be set forth as a liability on the balance sheet of the Company;
               (ii) The Company has not sold, issued or granted, or authorized the issuance of, (A) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options and Company Restricted Stock Awards), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;
               (iii) The Company has not amended or waived any of its rights or obligations under, or permitted the acceleration of vesting under: (A) any provision of any of the Company Stock Plans, Company Restricted Stock Awards or Company Warrants; (B) any provision of any Contract evidencing any outstanding Company Option, Company Restricted Stock Awards or Company Warrants; or (C) any other Contract evidencing or relating to any equity award (whether payable in cash or stock);
               (iv) The Company has not: (A) entered into a Specified Contract, except in the ordinary course of business and consistent with past practices, (B) adopted or entered into any new Employee Benefit Plan or amended any existing Employee Benefit Plan except to comply with Law or otherwise in the ordinary course of business and consistent with past practices, (C) materially increased the amount of the wages, salary, commissions, target bonuses, equity compensation, severance, fringe benefits or other compensation or remuneration payable to any Senior Management Employee or (D) increased the amount of the wages, salary, commissions, target bonuses, equity compensation, severance, fringe benefits or other compensation or remuneration payable to any employee (excluding Senior Management Employees) or independent contractor except in the ordinary course of business and consistent with past practices;

               (v) The Company has not: (A) been a party to or participated in any merger, consolidation, reorganization, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, (B) acquired the business or any bulk Assets of any other Person, (C) completely or partially liquidated or dissolved, (D) terminated any part of its business, (E) changed any of its methods of accounting or accounting practices in any respect, (F) made any material Tax election, or (G) commenced or settled any Proceeding.
               (vi) The Company has not: (A) redeemed, retired or purchased, or created, sold, granted or issued any capital stock or other security, any options, warrants or other Contracts or Contract Rights with respect to, any shares of capital stock or other securities, or created, sold, granted or issued any stock options, stock appreciation rights, phantom shares or other similar rights (other than forfeitures, expirations or exercises of equity awards under the Company Stock Plans in accordance with the terms of such awards and the expiration of the Rights Plan); (B) declared, accrued, set aside or paid any dividend or made any distribution with respect to any shares of capital stock; (C) formed any subsidiary or acquired any equity or other interest in any Person; (D) amended its articles or certificate of incorporation or formation, bylaws or other organization documents; (E) bought, sold or engaged in any other transaction involving capital stock of Parent, other securities of Parent or any equity interests in Parent, other than the Merger, (F) waived any “standstill” or similar Contract or provision; or (G) entered into any Contract that commits or committed it to take any action or omit to take any action that would constitute a breach of any of the provisions of this Agreement.
          (d) The Company has not has agreed or committed to take any of the actions referred to in clauses (b) through (c) above.
     2.9 Accounts Receivable. All Accounts Receivable of the Company arose in the ordinary course of business and are proper and valid accounts receivable, and to the knowledge of the Company, except as set forth in Section 2.9 of the Company Disclosure Letter, can be collected by the Company in full (without any counterclaim or setoff), subject to reserves for doubtful accounts. To the knowledge of the Company, except as set forth in Section 2.9 of the Company Disclosure Letter, there are no refunds, discounts, rights of setoff or assignment affecting any such Accounts Receivable. Proper amounts of deferred revenues appear on the books and records of the Company, in accordance with GAAP, with respect to the Company’s (a) billed but unearned Accounts Receivable; (b) previously billed and collected Accounts Receivable still unearned; and (c) unearned customer deposits.
     2.10 Tangible Property. All of the material Tangible Property of the Company is located at the Company’s offices or facilities, or the Company has the full and unqualified right to require the immediate return of any of its material Tangible Property which is not located at its offices or facilities. Except as set forth on Section 2.10 of the Company Disclosure Letter, all material Tangible Property of the Company, wherever located, (a) is in suitable condition, ordinary wear and tear excepted, (b) is structurally sound and free of any material defect and deficiency (ordinary wear and tear excepted), (c) complies in all material respects with, and is being operated and otherwise used in compliance in all material respects with, all applicable Laws, and (d) is sufficient for the Company’s operations and business as presently conducted.
     2.11 Real Property.

          (a) The Company does not own nor has it ever owned any Real Property. Set forth on Section 2.11 of the Company Disclosure Letter is an accurate and complete list of: (i) any Real Property currently leased (either as landlord or tenant), subleased (either as sublandlord or subtenant) occupied, managed, operated or used by the Company (“Company Current Real Property”), showing location, and in the case of leased property, the date of the lease and/or sublease and all amendments thereto, rental cost, commencement and expiration dates, renewal and extension options, security deposit amounts, expansion options, subleases and assignments, and landlord, tenant, sublandlord or subtenant, as applicable; and (ii) a list of any Real Property previously leased (either as landlord or tenant), subleased (either as sublandlord or subtenant) occupied, managed, operated or used by the Company or any of its predecessors (“Company Prior Real Property” and, together with the Company Current Real Property, the “Company Real Property”), showing location, method of disposition and any continuing Obligations with respect thereto; provided however, that only Company Prior Real Property in which the Company has held an interest since January 1, 2003 is required to be listed on Section 2.11 of the Company Disclosure Letter. The Company has no Obligations with respect to any Company Prior Real Property not adequately reserved in the Latest Balance Sheet. Except as set forth on Section 2.11 of the Company Disclosure Letter, all Company Current Real Property is in suitable condition, ordinary wear and tear excepted, and is sufficient for the current operations of the Company. To the knowledge of Company, except as set forth on Section 2.11 of the Company Disclosure Letter, no Company Real Property, nor the occupancy, maintenance or use thereof, is or was in material violation of, or material breach or default under, any Contract or Law. No notice or, to the knowledge of Company, threat from any landlord, tenant, sublandlord or subtenant, Governmental Body or other Person has been received by the Company or served in connection with any Company Real Property claiming any material violation of, or material breach, default or liability under, any Contract or Law, or requiring or calling attention to the need for any material work, repairs, construction, alteration, installations or environmental remediation. To the knowledge of Company, no Proceedings are pending which would affect the zoning, use or development of any Company Current Real Property. To the knowledge of Company, no portion of Company Current Real Property is within an identified flood plain or other designated flood hazard area as established under any Law or otherwise by any Governmental Body. All of the Company Current Real Property has direct legal access to, abuts, and is served by a publicly dedicated and maintained road, which road provides a valid means of ingress and egress thereto and therefrom, without additional expense. All utilities, including water, gas, telephone, electricity, sanitary and storm sewers, are public and are currently available to all Company Current Real Property, and are adequate to serve the Company Current Real Property for the Company’s current use thereof.
          (b) To the knowledge of Company and except as set forth in Section 2.11 of the Company Disclosure Letter, the Company Current Real Property (i) is not, nor at Closing, will be deemed part of a larger parcel of ground so as to require any form of subdivision approval; or (ii) subject to any understanding or unfulfilled commitment with, or to any unsatisfied conditions imposed by, any Governmental Body.
          (c) To the knowledge of Company: (i) the zoning classification of the Company Current Real Property and the construction, operation, and use of the Company Current Real Property is in material compliance with all zoning, subdivision, land use, building, fire, safety and similar Laws, codes and regulations; (ii) the present uses of the Company Current Real Property are permitted as a matter of right, without the necessity of any variance or special exception (other than variances and exceptions which have been obtained) and do not constitute non-conforming uses; and (iii) none of the buildings comprising the Company Current Real Property constitute non-conforming structures.

          (d) There are no Proceedings pending nor, to the knowledge of Company, threatened against or affecting the Company Current Real Property or any portion thereof or interest therein in the nature of or in lieu of condemnation or eminent domain Proceedings.
          (e) To the knowledge of Company, there are no assessments by any Governmental Body imposed, contemplated or confirmed and ratified against any of the Company Current Real Property for public or private improvements which are now or hereafter payable by the Company.
          (f) To the knowledge of Company, unqualified, certificates of occupancy have been issued with respect to each location comprising the Company Current Real Property.
          (g) Set forth on Schedule 2.11 is a list of any tenant allowances available under the leases for the Company Current Real Property and a description of the permitted uses for such allowances and respective dates by which such allowances must be used.
     2.12 Environmental. The Company is, and has been, in compliance, in all material respects, with applicable Environmental Laws, including, without limitation, holding all material Governmental Authorizations required pursuant to such laws for the ownership and operation of its business as currently conducted and compliance, in all material respects, with the terms thereof, and the Company has no knowledge of any facts or circumstances that would prevent, interfere with, or materially increase the cost of maintaining such compliance in the future. To the knowledge of Company, any Person acquired by or merged or consolidated with the Company was in compliance with Environmental Laws in all material respects at the time of closing. The Company has not (i) placed, held, located, stored, released, transported, processed or disposed of any Hazardous Substance on, under, from or at any of the Company Real Property other than in a manner that would not require remediation pursuant to applicable Environmental Laws or subject the Company to any material Obligation or penalty, (ii) any knowledge of the presence of any Hazardous Substances that have been released into the environment on, under or at any of the Company Real Property other than that which would not require remediation pursuant to Environmental Laws or subject the Company to any material Obligation or penalty, or (iii) received any written notice (A) of any material violation of any Environmental Laws that has not been resolved, (B) of the institution or pendency of any material suit, action, claim, proceeding or investigation by any Governmental Body or any third party in connection with any such violation, (C) requiring the response to or remediation of a release of Hazardous Substances at or arising from any of the Company Real Property, (D) alleging non-compliance by the Company with the terms of any Governmental Authorization required under any Environmental Laws in any manner reasonably likely to require material expenditures or to result in material liability or (E) demanding payment of a material amount for response to or remediation of a release of Hazardous Substances at or arising from any of the Company Real Property. There are no past or present facts or circumstances that could reasonably be expected to form the basis of any Proceeding relating to the violation of Environmental Laws against the Company, except where such Proceeding, if made, would not have a Company Material Adverse Effect. The Company has provided to Parent all material assessments, reports, data, results of investigations or audits, and other material information that is in the possession of or reasonably available to the Company regarding environmental matters or the environmental condition of the business of the Company, or the compliance (or noncompliance) by the Company with any Environmental Laws.
     2.13 Software and Other Intangibles.

          (a) Section 2.13 of the Company Disclosure Letter contains an accurate and complete list and description of all Company Intangibles consisting of trademarks, trade names, service marks, logos and other indicia of origin, including any applications to register and registrations thereof, patents and patent applications, works of authorship, including any registered copyrights and copyright registration and Software, in each case whether and the precise extent to which the Company owns or licenses such Company Intangibles, and, in the case of Software owned by the Company, a product description thereof, the language in which it is written, the name or names of the Persons by whom it was written and the type of hardware platform(s) on which it runs, and in the case of third-party Software or other Software not owned by the Company, the name of the owner or licensor thereof and the number of user licenses held by the Companies. Except as set forth on Section 2.13 of the Company Disclosure Letter, no other material Software or Intangibles are used to operate the Company’s business.
          (b) Except as set forth on Section 2.13 of the Company Disclosure Letter, the Company has good and valid title to, and has the full right to use, all of the Software and Intangibles owned, purported to be owned, developed or designed, or under development or design by or on behalf of the Company (“Owned Software and Intangibles”) and the full right to use all other Software and Intangibles held or used by the Company (including Intangibles that appear on any Company Web Sites (as defined below) or in its catalogs, brochures and other marketing materials) (“Licensed Software and Intangibles”), in each case free and clear of any Encumbrance. Except as set forth on Section 2.13 of the Company Disclosure Letter, no rights of any third party are necessary to market, license, sell, modify, update, and/or create derivative works for the Owned Software and Intangibles or, additionally except to the extent set forth in any Specified Contract, the Licensed Software and Intangibles. The Owned Software and Intangibles and Licensed Software and Intangibles are sufficient for the Company’s operations and business as presently conducted. Except for Off-the-Shelf Software or as set forth on Section 2.13 of the Company Disclosure Letter, none of the Owned Software and Intangibles and Licensed Software and Intangibles requires the Consent of any Person (including notice to any Person) in connection with the execution and delivery of this Agreement and the performance of the Merger and the other transactions contemplated hereby, except for such Consent or notices the failure of which to obtain or give would not have a Company Material Adverse Effect.
          (c) With respect to any Software included in the Owned Software and Intangibles and Software embedded or otherwise included in any Owned Software or necessary to provide any products or services as part of the Company Business (the “Embedded Software”), (i) the Company maintains machine-readable master-reproducible copies, source code listings, user manuals, suitable for internal training purposes only, for the most current releases and versions thereof and for all earlier releases or versions thereof currently being supported by them; (ii) in each case, the machine-readable copy conforms to the corresponding source code listing; (iii) it is written in the language set forth on Section 2.13 of the Company Disclosure Letter for use on the hardware set forth on Section 2.13 of the Company Disclosure Letter with standard operating systems; (iv) it can be maintained and modified by reasonably competent programmers familiar with such language, hardware and operating systems; (v) in each case, it operates in accordance with the user manual therefor without material operating defects; and (vi) except as set forth on Section 2.13 of the Company Disclosure Letter, none of the Company’s services or products or Company Intangibles is or contains, uses, includes, is based upon, is integrated or bundled with, is derived from, or incorporates (A) any version of any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux), public software, or via similar licensing or distribution models (including GNU’s General Public License or Lesser/Library GPL, the Artistic License (e.g., PERL), the Mozilla Public License, the Netscape Public License, the

Sun Community Source License (SCSL), or the Sun Industry Standards License (SISL), (B) any version of any software that requires as a condition of use, modification or distribution that other software distributed with such software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge, or (C) any version of any software the design or development of which was funded in whole or in part by any Government Body;
          (d) Except as set forth on Section 2.13 of the Company Disclosure Letter, all of the Owned Software and Intangibles were created as a work for hire (as defined under U.S. copyright law) by regular full time employees of the Company or, to the extent that any author, contributor, or developer of the Owned Software and Intangibles was not a regular full-time employee of the Company at the time such person authored, contributed to, or developed any Owned Software and Intangibles, or did not author, contribute to, or develop such Owned Software and Intangibles in the course and scope of his or her employment with the Company, such author, contributor, or developer has irrevocably assigned to the Company in writing all Intellectual Property Rights and other proprietary rights in such Person’s work with respect to such Owned Software and Intangibles. All of the other Software used by the Company has been properly licensed (including with respect to the number of users) and all related fees have been paid. Except as set forth on Section 2.13 of the Company Disclosure Letter, there are no material annual license fees, maintenance fees and any other material fees or costs associated with either the Owned Software and Intangibles or the Licensed Software and Intangibles.
          (e) Any license, sublicense or other Contract covering or relating to any Licensed Software and Intangibles is legal, valid, binding, enforceable and in full force and effect in all material respects, and upon consummation of the transactions contemplated hereby, will continue to be legal, valid, binding, enforceable and in full force and effect in all material respects on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby. Neither the Company nor, to the knowledge of the Company, the other party thereto is in breach of or default under any license, sublicense or other Contract covering or relating to any Licensed Software and Intangibles or has performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder. No Proceeding is pending or, to the knowledge of the Company, is being or has been threatened nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any license, sublicense or other Contract covering or relating to any Licensed Software and Intangibles.
          (f) None of the Owned Software and Intangibles (including any images, phrases or other writings incorporated into or included with or on any product of the Company or included or shown on any Company Web Site, print catalog or other marketing materials (collectively, “Product Images”) and none of the other Software or Intangibles (including any Product Images) held or used by the Company or their respective past or current uses, has misappropriated, violated, interfered with, or infringed upon, or is misappropriating, violating, interfering with, or infringing upon, any Software, technology, patent, copyright, trade secret or other Intangible of any Person. None of the Owned Software and Intangibles (including any Product Images) and none of the other Software or Intangibles (including any Product Images) held or used by the Company, is subject to any Judgment. Except as set forth on Section 2.13 of the Company Disclosure Letter, no Proceeding is pending or, to the knowledge of Company, is threatened, nor has any claim or demand been made, which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by the Company of any of the Owned Software and Intangibles (including any Product Images) or the other Software and Intangibles (including any Product Images) held or used by the Company. To the knowledge of Company, no Person is misappropriating, violating, interfering with, or infringing upon, or has misappropriated, violated, interfered with, or infringed upon at any time, any of the Owned Software and Intangibles (including any Product Images).
          (g) The Company has adequately maintained all material trade secrets and copyrights and other material Intellectual Property Rights it possesses with respect to the Software and Intangibles (including any Product Images) owned, held, or used by the Company. Except as set forth on Section 2.13 of the Company Disclosure Letter, the Company has not disclosed or delivered to any escrow agent or to any other Person, or permitted the disclosure to any escrow agent or to any other Person of, and has taken all reasonable precautions to prevent the disclosure of the object code or the source code (or any aspect or portion thereof) for or relating to any Software, other than in the ordinary course of business to contractors subject to customary confidentiality agreements. To the Company’s knowledge, the trade secrets included in the Company Intangibles are not part of the public knowledge or literature, and, have not been used, divulged, or appropriated either for the benefit of any Person (other than the Company) or to the detriment of the Company’s businesses. All necessary registration, maintenance and renewal fees currently due in connection with all material Company Owned Intangibles have been made, all formal legal requirements (including the timely post-registration applications) have been met, and all necessary documents, recordations and certificates in connection with such Intangibles have been filed with the relevant patent, trademark or other authorities in the U.S. or foreign jurisdictions, as the case may be, for the purposes of perfecting and maintaining all Intellectual Property Rights in such Intangibles.
          (h) None of the Owned Software and Intangibles listed or required to be listed on Section 2.13 of the Company Disclosure Letter is owned by or registered in the name of any Person, other than the Company, nor does any Person, other than the Company, have any interest therein or right thereto, including the right to royalty payments.
          (i) To the knowledge of the Company, except with respect to demonstration or trial copies, no portion of any Owned Software and Intangibles currently used in the Company businesses contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that do or that are designed to permit unauthorized access to or damage, interfere with, intercept, disable or erase software, hardware, or data without the consent of the user.
          (j) Set forth on Section 2.13 of the Company Disclosure Letter are all Internet domain names held for use by the Company in connection with the Company’s businesses or licensed to or registered by the Company (“Domain Names”). The Company is the registrant of all Domain Names, and all registrations of Domain Names are in good standing until such dates as set forth on Section 2.13 of the Company Disclosure Letter. No action has been taken by the Company or, to the knowledge of Company, by any other Person to challenge rights to, suspend, cancel or disable any Domain Name, any registration therefor, or the right of the Company to hold or use a Domain Name. The Company has all right, title and interest in and to, and rights to the Domain Names on the Internet except for security interests granted under the Revolving Credit Facility.
          (k) To the knowledge of the Company, there is no governmental prohibition or restriction on the use of any of the Company Intangibles in any jurisdiction in which the Company conducts business or in which the Company’s products or services are made available or used or on the export or import of any of the Company Intangibles from or to any jurisdiction in which the Company conducts business or into or from which any of the Company Intangibles are imported or exported.
          (l) Except as disclosed on Section 2.13 of the Company Disclosure Letter, the Company is the sole owner of, and has good and marketable title to, and all right, title and interest in and to all databases (including mailing lists and customer lists) currently held or used in the Company’s business, except for security interests granted under the Revolving Credit Facility. Except as specified on Section 2.13 of the Company Disclosure Letter, no Person other than the Company has any right or interest of any kind or nature in or to such databases, except for security interests granted under the Revolving Credit Facility. To the knowledge of Company, no Person (i) is violating or infringing upon, or has violated or infringed upon at any time, any right of the Company in or to such databases; or (ii) is breaching or has breached at any time any duty or obligation owed to the Company in respect of such databases. To the knowledge of the Company, neither the past nor current use of any such database or the information contained therein in the Company’s business (i) has violated or infringed upon, or is violating or infringing upon, the rights of any Person; or (ii) breaches any duty or obligation owed to any Person; or (iii) violates the privacy or any Law relating to the privacy of any Person.
          (m) The Company maintains in connection with its operations, activity, conduct, and business on the World Wide Web (“Web”) and any and all other applicable Internet operations, activity, conduct, and business, at all times during such operations, activity, conduct, and business, a written privacy statement or policy governing the collection, maintenance, and use of data and information collected from users of Web sites owned, operated, or maintained by, on behalf of, or for the benefit of the Company in connection with or related to the Company’s business (“Company Web Sites”). At all times during the Web or Internet operations, activity, conduct, or business of the Company, the privacy statement or policy of each of the Company has been conspicuously made available to users of Company Web Sites. Such statement or policy, along with the collection, maintenance, and use of user data and information and transfer thereof by the Company to the Parent and the Surviving Corporation under this Agreement, complies in all respects with all applicable Laws, including without limitation Laws of the U.S. Federal Trade Commission. A true and correct copy, and the effective date, of each privacy statement or policy of the Company is attached to Section 2.13 of the Company Disclosure Letter, Except as set forth on Section 2.13 of the Company Disclosure Letter, the Company has not collected, maintained or used and does not collect, maintain or use data and information collected from users of Company Web Sites other than in accordance with the terms of the privacy statement or policy of the Company.
     2.14 Contracts.
          (a) Section 2.14 of the Company Disclosure Letter contains an accurate and complete list of all of the following types of Contracts to which Company is a party or by which Company is bound (collectively, the “Specified Contracts”): (i) customer Contracts; (ii) any Contracts relating to or evidencing any strategic alliance between Company and any third party; (iii) Contracts (including options) for the purchase or lease of Real Property; (iv) loan agreements, mortgages, notes, guarantees and other financing Contracts; (v) Contracts for the purchase, lease, support and/or maintenance of computer equipment and other equipment and which require payment by any party in excess of $25,000 per year (or $75,000 per year for any series of related Contracts); (vi) Contracts for the purchase, license, distribution, support, lease and/or maintenance of Software or Intangibles under which the Company is the purchaser, licensee, lessee or user and other supplier Contracts except for Off-the Shelf Software; (vii) employment (including offer letters), severance, consulting, restrictive covenant, independent contractor and sales representative Contracts (excluding Contracts which constitute Employee Benefit Plans listed on Section 2.16 of the Company Disclosure Letter, and excluding oral Contracts with employees for “at will” employment terminable without penalty); (viii) Contracts under which any rights in and/or ownership of any part of the customer base, business or Assets of Company, or any shares or other ownership interests in Company (or any of its predecessors) were obtained or acquired; (ix) Contracts containing clauses that prohibit or restrict Company from soliciting any employee or customer of any other Person or otherwise prohibiting or restricting Company from engaging in any business or disclosing any information in its possession (excluding Contracts with customers which contain provisions prohibiting solicitation of such customer’s employees or use or disclosure of such customer’s information); (x) any Contract (including service Contracts) that may not be terminated by the Company without payment or penalty of $25,000 or more; (xi) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $25,000 in the aggregate (or $75,000 in the aggregate for any series of related Contracts), or contemplates or involves the performance of services having a value in excess of $25,000 in the aggregate (or $75,000 in the aggregate for any series of related Contracts); (xii) any Contract that could reasonably be expected to have a Company Material Adverse Effect; (xiii) any settlement Contract or release or any Contract in which the Company agrees to indemnify, defend or hold harmless any Person, including directors and officers of the Company; (xiv) any Contract with an Affiliate of the Company and (xv) other Contracts material to the Company Business (excluding Contracts which constitute Insurance Policies listed on Section 2.20 of the Company Disclosure Letter). A description of each oral Specified Contract is included on Section 2.14 of the Company Disclosure Letter, and true and correct copies of each written Specified Contract have been delivered to Parent, except Specified Contracts with customers have been made available to Parent.
          (b) Except as set forth on Section 2.14 of the Company Disclosure Letter: (i) each Specified Contract is valid and in full force and effect, and is enforceable by the Company in accordance with its terms in all material respects; (ii) Company has not, and to the knowledge of Company, no Person has violated, breached, or declared or committed any material default under, any Specified Contract; (iii) no event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) (A) result in a material violation or breach of any of the provisions of any Specified Contract, (B) give any Person the right to declare a default or exercise any material remedy under any Specified Contract, (C) give any Person the right to accelerate the maturity or performance of any Specified Contract, (D) give the Company or any other Person, the right to cancel, terminate or modify in any material respect any Specified Contract, or (E) give any Person any right to be indemnified, defended, released, or held harmless under any Specified Contract; (iv) the Company has not received any notice or other communication (in writing or otherwise) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Specified Contract which would give any Person the right to terminate the Specified Contract; and (v) the Company has not waived any of its material rights under any Specified Contract. Without limiting the generality of the foregoing, the Company has completed and complied with all of its Obligations with respect to capital expenditures and process improvement under its Contracts, as amended, with Ann Taylor Retail, Inc. and has provided written confirmation thereof to Ann Taylor Retail, Inc.
          (c) The performance of the Specified Contracts in accordance with their respective terms will not result in any material violation of or failure to comply with any Judgment or Law applicable to the Company on or prior to the Effective Time.
          (d) Except as set forth on Section 2.14 of the Company Disclosure Letter, no Person is renegotiating, or has the right to renegotiate, any amount paid or payable to the

Company under any Specified Contract or any other term or provision of any Specified Contract. To the knowledge of the Company, the Specified Contracts are all the Contracts necessary and sufficient to operate the Company Business in all material respects as it is currently conducted. Except as set forth on Section 2.14 of the Company Disclosure Letter, there are no currently outstanding proposals or offers submitted by the Company to any customer, prospect, supplier or other Person which, if accepted, would result in a legally binding Contract of the Company involving an amount or commitment exceeding $25,000 in any single case or an aggregate amount or commitment exceeding $75,000.
          (e) The Term Loan has been terminated, Company has paid in full all principal, interest, fees, penalties and other amounts payable under the Term Loan and all Encumbrances granted thereunder have been discharged and released. Company has provided Parent adequate documentary evidence of the foregoing.
     2.15 Employees and Independent Contractors.
          (a) Section 2.15 of the Company Disclosure Letter sets forth an accurate and complete list of: (A) all of the employees of the Company (including any employee who is on a leave of absence or on layoff or disability status) and (i) their titles or responsibilities; (ii) their employment location; (iii) their dates of hire; (iv) their current salaries or wages and commission or incentive plan and all material bonuses, commissions and incentives paid at any time during the past twelve (12) months; (v) their last compensation changes and the dates on which such changes were made; (vi) any specific bonus, commission or incentive plans or agreements for or with them; (vii) each Employee Benefit Plan in which they participate; (viii) any Governmental Authorization that is held by them and that relates to or is useful in connection with any part of the Company; and (ix) any outstanding loans or advances made to them and the repayment terms and (B) all sales representatives, consultants and independent contractors engaged by the Company and (i) their state or country of residence; (ii) their payment arrangements; (iii) a brief description of their jobs or projects currently in progress; and (iv) material Contract terms, including termination provisions.
          (b) Section 2.15 of the Company Disclosure Letter contains a list of the names, locations, and termination dates of all employees separated from their employment with the Company during the ninety (90) day period prior to the date hereof (which list shall be updated at Closing to include the period from the date of this Agreement to the Effective Time). Except as set forth on such list, during the ninety (90) day period prior to the date hereof, the Company has not had an “employment loss” within the meaning of the WARN Act or any similar Law. All terminations of employees were effected in compliance with WARN and, in all material respects, with other applicable Laws.
          (c) Except as limited by the specific and express terms of any employment Contracts set forth on Section 2.14 of the Company Disclosure Letter, and except for any limitations of general application which may be imposed under applicable employment Laws, the Company has the right to terminate the employment of each of its employees at will and to terminate the engagement of any of its sales representatives, consultants and independent contractors, in each case without payment to such employee or independent contractor (other than for services rendered through termination) and without incurring any penalty or liability other than liability for severance pay in accordance with the Company’s severance pay policy described in Section 2.15 of the Company Disclosure Letter.

          (d) Except as set forth in Section 2.15 of the Company Disclosure Letter, the Company is in compliance in all material respects with all Laws relating to labor, compensation, employee benefits, leave of absence, non-discrimination, health and safety, and employment practices. Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, policy statements and other materials relating to the employment of the current and former employees of the Company.
          (e) The Company has never been a party to or bound by any union or collective bargaining Contract, nor is any such Contract currently in effect or being negotiated by or on behalf of the Company. No employee of the Company is represented by a union or labor organization or subject to a collective bargaining agreement. There is not presently pending or existing, and to the knowledge of Company, there is not threatened, any organizing effort, question concerning representation, or application for certification or decertification of a collective bargaining agent. Since its formation, the Company has not experienced any labor problem that was or is material to it except as set forth in Section 2.15 of the Company Disclosure Letter,.
          (f) No officer of the Company: (i) to the knowledge of the Company, has received since January 1, 2007 an offer to join a business that may be competitive with the Company or the Company Business and (ii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on (A) the performance by such officer of any of his duties or responsibilities as an employee of the Company, or (B) any of the businesses or operations of the Company.
          (g) Except as set forth on Section 2.15 of the Company Disclosure Letter, each of the Company’s current and past employees, consultants and contractors who have provided sales, account management or technology services to or for the Company have signed agreements with the Company containing restrictions that adequately protect the proprietary and confidential information of the Company and vests in the Company the full ownership of items developed by such Person.
          (h) Except as set forth on Section 2.15 of the Company Disclosure Letter, since January 1, 2007, no employee of the Company having an annual salary of $50,000 or more has indicated an intention to terminate or has terminated his or her employment with the Company.
          (i) The Company has at all times maintained proper workers compensation insurance coverage for all of its employees and has provided to Parent copies of all such current policies, a listing of current claims and a specification of all current experience ratings. All open workers compensation claims as of June 30, 2008 have been properly reserved on the Latest Balance Sheet balance sheet of the Company and all open workers compensation claims incurred since June 30, 2008 have been properly reserved on the Company’s books. A true, correct and complete copy of the loss runs from each of the Company’s workers compensation insurance carriers, reflecting the most current information available from such carriers, is attached to Section 2.15 of the Company Disclosure Letter.
          (j) The Company’s Officer Retention Plan and the awards made thereunder (except the Company Restricted Stock Awards described in the last sentence of this Subsection (j)) will be terminated prior to or at the Effective Time. The Company has received the written consents and releases of each of the participants in such plan to such termination, copies of which have been delivered to Parent. No amounts are payable under the Officer Retention Plan by reason of this Agreement or the Merger or otherwise, except that Company

Restricted Stock Awards consisting of 88,652 shares of restricted Company Common Stock made to each of Messrs. Hanger, Toner and McMurphy in April 2007 shall vest upon the completion of the Merger.
          (k) Section 2.15 of the Company Disclosure Letter sets forth an accurate description of the Company’s 2008 bonus plan (the “Company 2008 Bonus Plan”), including the employees eligible to participate, the Company goals under which bonuses are payable and the methodology to calculate bonus amounts payable in the aggregate and to individual participants.
     2.16 Employee Benefit Plans. Section 2.16 of the Company Disclosure Letter sets forth an accurate and complete list and brief description of all of the Employee Benefit Plans which the Company, or any ERISA Affiliate, sponsors, maintains or contributes to, is required to contribute to, or has liability under, for the benefit of present or former employees of the Company and/or its ERISA Affiliates (referred to collectively as the “Company’s Employee Benefit Plans” and individually as a “Company’s Employee Benefit Plan”). Accurate and complete copies of all of the Company’s Employee Benefit Plans have been provided to Parent and Acquisition Sub as well as the most recent and currently effective determination letter issued, if any, or if none, Internal Revenue Service (“IRS”) opinion or advisory letter issued with respect to a Company’s Employee Benefit Plan that is intended to be a qualified plan within the meaning of Section 401(a) of the Code, all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any Governmental Body (including the Department of Labor and the IRS), trust documents, amendments, summary plan descriptions, summaries of material modifications, executed award agreements, employment agreements, service agreements, stop loss insurance policies, all related contracts and documents (including, but not limited to, all compliance reports and testing results for the past three years, employee summaries and material employee communications), all closing letters, audit finding letters, SEC filings, pleadings or correspondence regarding any pending or threatened claims/litigations or other matters alleging a prohibited transaction or breach of fiduciary duty within the last three years, any committee meeting minutes since February 11, 2002 relating to a Company Employee Benefit Plan, revenue agent findings and similar documents. Except as set forth in Section 2.16 of the Company Disclosure Letter, none of Company’s Employee Benefit Plans is subject to Title IV of ERISA or Code Section 412. Except as set forth in Section 2.16 of the Company Disclosure Letter, none of Company’s Employee Benefit Plans is a Multiemployer Plan under Code Section 414(f). Except as set forth in Section 2.16 of the Company Disclosure Letter, none of Company’s Employee Benefit Plans provides a self-insured benefit. Except as set forth in Section 2.16 of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate has proposed any Employee Benefit Plan which it plans to establish, sponsor, maintain or to which it will be required to contribute. Except as set forth in Section 2.16 of the Company Disclosure Letter, each of Company’s Employee Benefit Plans that provides a self-insured health benefit is subject to a stop-loss insurance policy in which Company is an insured party and no facts exist which could form the basis for any denial of coverage under such policy. With respect to Company’s Employee Benefit Plans, Company and each ERISA Affiliate will have made, on or before the Closing Date, all material payments (including premium payments with respect to insurance policies) required to be made by them on or before the Closing Date and will have accrued (in accordance with GAAP) as of the Closing Date all material payments (including premium payments with respect to insurance policies) due but not yet payable as of the Closing Date. There has not been, nor will there be, any Accumulated Funding Deficiencies (as defined in ERISA or the Code) or waivers of such deficiencies. Company has delivered to Parent and Acquisition Sub an accurate, complete and executed copy of the three most recent Annual Reports (Form 5500 series), accompanying schedules and any other form or filing required to be submitted to any Governmental Body with regard to each of Company’s Employee Benefit Plans and the most current actuarial report, if any, with regard to each of the Company’s Employee Benefit Plans. All of Company’s Employee Benefit Plans are, and have been, operated in material compliance with their provisions and with all applicable Laws including but not limited to, ERISA (including Sections 206(g), 302 and 303, without regard to waivers and variances) and the Code (including Sections 412, 430 and 436, without regard to waivers and variances) and the regulations and rulings thereunder. With respect to each of Company’s Employee Benefit Plans that is intended to be a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, each such association has been determined by the IRS to have such status. The Company, its ERISA Affiliates, and all fiduciaries of Company’s Employee Benefit Plans have complied in all material respects with the provisions of Company’s Employee Benefit Plans and with all applicable Laws including but not limited to ERISA and the Code. There would be no material Obligation of Company or any ERISA Affiliate under Title IV of ERISA if any of Company’s Employee Benefit Plans were terminated as of the Closing Date. Neither Company nor any ERISA Affiliate has incurred, or will incur, any material withdrawal liability, nor does Company nor any ERISA Affiliate have any material contingent withdrawal liability, under ERISA, to any Multiemployer Plan (as defined in ERISA). Neither the Company nor any ERISA Affiliate has incurred any Obligation to the Pension Benefit Guaranty Corporation. Except as set forth in Section 2.16 of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events will result in, or constitute an event which, with the passage of time or the giving of notice or both will (i) result in any payment (including any severance, unemployment compensation, golden parachute payment, or “excess parachute payment” within the meaning of Section 280G of the Code) becoming due from the Company or any ERISA Affiliate under any of Company’s Employee Benefit Plans, (ii) increase any benefits otherwise payable under any of Company’s Employee Benefit Plans, (iii) result in the accelerated vesting of, any payment or benefit to any employee, officer, director or consultant of the Company, or (iv) result in the acceleration of the time of payment or vesting of any such benefits to any extent. There are no pending Proceedings that have been asserted or instituted against any of Company’s Employee Benefit Plans, the assets of any of the trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan (other than routine benefit claims), and, to the knowledge of the Company, there are no facts which could form the basis for any such Proceeding. There are no investigations or audits by any Governmental Body of any of Company’s Employee Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or, to the knowledge of the Company, threatened and, to the knowledge of the Company, there are no facts which could form the basis for any such investigation or audit. Each Company’s Employee Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since January 1, 2005 in good faith compliance with Code Section 409A and the rules and regulations issued thereunder. No stock option or equity unit option granted under any Company’s Employee Benefit Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation that could render the grant subject to Section 409A of the Code.
     2.17 Customers and Suppliers. Section 2.17 of the Company Disclosure Letter contains an accurate and complete list of all current customers, material prospects and material suppliers of the Company. Except as set forth on Section 2.17 of the Company Disclosure Letter, since January 1, 2007, there has been no termination, cancellation or material curtailment of the business relationship of the Company with any customer or material supplier or group of affiliated customers or material suppliers and to the knowledge of Company, none of the customers or material suppliers of the Company has given notice or otherwise indicated to the Company that (i)

it will or intends to terminate or not renew its Contract with the Company before the scheduled expiration date, (ii) it will or intends to otherwise terminate its relationship with the Company, or (iii) it will or intends to otherwise reduce the volume of business transacted with the Company materially below historical levels.
     2.18 Taxes.
          (a) Except as set forth on Section 2.18 of the Company Disclosure Letter: (i) the Company has properly and timely filed all Tax Returns required to be filed by it, all of which were prepared and completed in all material respects in compliance with all applicable Law; (ii) the Company has paid all Taxes required to be paid by it (whether or not shown on a Tax Return) except for any unpaid Taxes for which an appropriate reserve has been made on the Latest Balance Sheet; (iii) there is no reasonable basis for any Tax deficiency or adjustment to be assessed against the Company; and (iv) there are no agreements or waivers currently in effect that provide for an extension of time for the assessment of any Tax against the Company.
          (b) Except as set forth on Section 2.18 of the Company Disclosure Letter, no audits or other administrative proceedings or court proceedings have ever been conducted, are presently pending or, to the knowledge of the Company, threatened with regard to any Taxes or Tax Return of the Company or any affiliated, consolidated, combined or unitary group of which the Company is or was a member and, to the knowledge of the Company, no material issues have been raised by any Governmental Body or Taxing authority in connection with any Tax or Tax Return. No written notice has ever been received from a Governmental Body or Taxing authority in a jurisdiction where a Tax Return is not filed by or on behalf of the Company that the Company is subject to Tax in that jurisdiction.
          (c) Parent has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the relating to the taxable periods ending after December 31, 2003 and (ii) any audit report issued within the last five years relating to any material Taxes due from or with respect to the Company.
          (d) The Company has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than as a common parent corporation.
          (e) The Company is not obligated by any contract, agreement or other arrangement to indemnify any other person with respect to Taxes. The Company is not now, and has never been, a party to or bound by any contract, agreement or other arrangement (whether or not written) that (i) requires the Company to make any Tax payment to or for the account of any other Person, (ii) affords any other Person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes) of the Company or any or (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to the Company from any other Person.
          (f) Except as disclosed on Section 2.18 of the Company Disclosure Letter, no amount paid or payable by the Company or any of in connection with the transactions contemplated hereby either solely as a result thereof or in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code. Except as disclosed on Section 2.18 of the Company Disclosure Letter, there is no agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or former independent contractor of the Company that, considered individually or considered collectively with any other such agreement, plan, arrangement or other contract, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code, nor will the Company be required to “gross up” or otherwise compensate or reimburse any such person because of the imposition of any excise tax.
          (g) The Company is not, and has not been, a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (h) The Company has not been the “distributing company” (within the meaning of Section 355(a)(1) of the Code) nor the “controlled corporation” (within the meaning of Section 355(a)(1) of the Code) (i) within the two-year period ending as of the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement.
          (i) Except as set forth on Section 2.18 of the Company Disclosure Letter, there are no Tax liens or other Tax Encumbrances upon any Asset or property of the Company except liens for Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which appropriate reserves appear on the Latest Balance Sheet and which if related to business Taxes are described in the Company Disclosure Letter.
          (j) The Company has not agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign law) by reason of a change in accounting method or otherwise, and the Internal Revenue Service has not proposed any such adjustment or change in accounting method. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law); (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date or (iv) intercompany transactions or any excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).
          (k) The Company is not subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Taxing Authorities. Except as set forth on Section 2.18 of the Company Disclosure Letter, the Company has not granted any powers of attorney with respect to Tax matters that are currently in force.
          (l) Except as set forth on Section 2.18 of the Company Disclosure Letter, the Company has complied (and until the Effective Time will comply) in all material respects with the provisions of the Code relating to the withholding and payment of Taxes, including, without limitation, the withholding and reporting requirements under Code sections 1441 through 1464, 3401 through 3406, and 6041 through 6049, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper Governmental Bodies and Taxing authorities all amounts required. The Company has undertaken in good faith to appropriately classify all service providers as either employees or independent contractors for all Tax purposes.
          (m) The Company (i) has disclosed to the Internal Revenue Service on the appropriate Tax Returns any Reportable Transaction in which it has participated and (ii) has retained all documents and other records pertaining to any Reportable Transaction in which it has participated, including documents and other records listed in Treasury Regulation Section 1.6011-4(g) and any other documents or other records which are related to any Reportable Transaction in which it has participated but not listed in Treasury Regulation Section 1.6011-4(g). For purposes of this Agreement, the term “Reportable Transaction” shall mean any transaction listed in Treasury Regulation Section 1.6011-4(b).
          (n) The Company has not or has it ever had a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.
          (o) No Employee Benefit Plan or other agreement, policy or arrangement between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and Internal Revenue Service guidance thereunder) would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the consummation of the transactions contemplated hereby or otherwise. The Company is not a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the tax imposed by Section 409A(a)(1)(B) of the Code. The exercise price of any stock option issued by the Company to any Person was not less than the fair market value of the Company Common Stock on the date that such stock option was granted.
          (p) The unpaid Taxes of the Company (i) did not, as of September 30, 2007, exceed the reserve for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book an Tax income) set forth on the Latest Balance Sheet and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past practice of the Company in filing its Tax Returns. Since the September 30, 2007, the Company has not incurred any liability for Taxes outside of the ordinary course of business, consistent with past practice.
     2.19 Proceedings and Judgments.
          (a) Except as set forth on Section 2.19 of the Company Disclosure Letter: (i) no Proceeding (including a Proceeding commenced by the SEC or Nasdaq) is currently pending or, to the knowledge of Company, threatened, nor has any Proceeding occurred or been pending at any time since January 1, 2003 to which the Company is or was a party; (ii) no Judgment is currently outstanding, nor has any Judgment been outstanding at any time since January 1, 2003 against the Company; and (iii) no breach of contract, breach of warranty, tort, negligence, infringement, product liability, discrimination, wrongful discharge, unfair labor practice, OSHA complaint or other claim of any nature has been asserted or, to the knowledge of Company, threatened by or against the Company at any time since July 1, 2003, and to the knowledge of the Company, there is no basis for any such claim which could be material to the Company. Except as set forth on Section 2.19 of the Company Disclosure Letter, to the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any Proceeding described in this Section 2.19 which could be material to the Company.

          (b) As to each matter described on Section 2.19 of the Company Disclosure Letter, accurate and complete copies of all pertinent pleadings, judgments, orders, correspondence and other legal documents have been delivered to Parent.
          (c) No executive officer of the Company is subject to any Judgment that prohibits such executive officer from engaging in or continuing any conduct, activity or practice relating to any of the businesses of the Company.
     2.20 Insurance. Section 2.20 of the Company Disclosure Letter contains an accurate and complete list and brief description of all Insurance Policies (excluding Insurance Policies that constitute any Company’s Employee Benefit Plans described in Section 2.16 of the Company Disclosure Letter) currently owned or maintained by the Company and all liability and errors and omissions Insurance Policies owned or maintained by the Company and its predecessors (if any) at any time since January 1, 2003. Except as indicated on Section 2.20 of the Company Disclosure Letter, all such Insurance Policies are on an “occurrence” rather than a “claims made” basis. Accurate and complete copies of all Insurance Policies described or required to be described on Section 2.20 of the Company Disclosure Letter have been delivered to Parent. Each such Insurance Policy is in full force and effect; the Company has not received notice of cancellation with respect to any such Insurance Policy; and, to the knowledge of Company, there is no basis for the insurer thereunder to terminate any such Insurance Policy. Except as set forth on Section 2.20 of the Company Disclosure Letter, there are no claims that are pending under any of the Insurance Policies described on Section 2.20 of the Company Disclosure Letter or any Insurance Policy previously owned or maintained by the Company. The Company has delivered the appropriate notices of claims to the applicable insurance carriers with respect to each of the Dadante Litigation Matters, copies of which notices have been delivered to Parent.
     2.21 Questionable Payments. The Company has not and, to the knowledge of the Company, no current or former director, executive, officer, representative, agent or employee of the Company (when acting in such capacity or otherwise on behalf of the Company or any of its predecessors) has (a) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (c) violated any provision of the Foreign Corrupt Practices Act of 1977; (d) established or maintained any unlawful or unrecorded fund of corporate monies or other properties; (e) made any false or fictitious entries on the books and records of the Company; or (f) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature using corporate funds or otherwise on behalf of the Company; or (g) made any material favor or gift that is not deductible for federal income tax purposes using corporate funds or otherwise on behalf of the Company.
     2.22 Related Party and Affiliate Transactions. Except as set forth in Section 2.22 of the Company Disclosure Letter or the Company SEC Documents, since the date of Company’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.
     2.23 Authority; Binding Nature of Agreement. The Company has the corporate right, power and authority to enter into and, subject to obtaining the Required Company Shareholder Vote, to perform its obligations under this Agreement and the transactions contemplated hereby. The board of directors of the Company (at a meeting duly called and held) has: (a) unanimously determined that the Merger is advisable and fair to, and in the best interests of, the Company and its shareholders; (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the

Merger; and (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s shareholders at the Company Shareholders Meeting. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery thereof by Parent and Acquisition Sub, this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.
     2.24 Anti-Takeover Laws Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the board of directors of the Company has and will take all actions so that the restrictions and requirements (including requirements relating to shareholder approval) applicable to business combinations and acquisitions of shares contained in Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Ancillary Agreements and to the consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements. The Company’s board of directors (at a meeting duly called and held) has approved the Merger, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby for the purpose of any “moratorium”, “control share”, “fair price” or other antitakeover laws or regulations of any state (including Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC) (collectively the “Takeover Laws”). Prior to the execution of the Ancillary Agreements, the board of directors of the Company unanimously approved the Ancillary Agreements to which the Company is a party and the transactions contemplated thereby. No Takeover Laws apply, or purport to apply, to the Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby.
     2.25 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Shareholders Meeting and Entitled to Vote (the “Required Company Shareholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger or consummate any of the other transactions contemplated by this Agreement.
     2.26 Non-Contravention; Consents. Subject in the case of the Merger to the adoption of this Agreement by the holders of the Company Common Stock, neither (i) the execution, delivery or performance of this Agreement, nor (ii) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):
          (a) contravene, conflict with or result in a violation of (i) any of the provisions of the articles or certificate of incorporation or formation, bylaws or other charter or organizational documents of the Company, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of the Company;
          (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the Assets owned or used by the Company, is subject, in each case excluding as a result or pursuant to any Excluded Laws;
          (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel,

terminate or modify, any material Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company or to any of the Assets owned or used by the Company, in each case excluding as a result or pursuant to any Excluded Laws;
          (d) except as set forth in Section 2.26(d) of the Company Disclosure Letter, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Specified Contract to which the Company is a party or is bound, or give any Person the right to (i) declare a default (or give rise to any right of termination, amendment, cancellation or acceleration) or exercise any remedy under any such material Specified Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such material Specified Contract, (iii) accelerate the maturity or performance of any such material Specified Contract, or (iv) cancel, terminate or modify any term of such material Specified Contract; or
          (e) result in the imposition or creation of any Encumbrance upon or with respect to any Asset owned or used by the Company; or
          (f) result in, or increase the likelihood of, the disclosure or delivery to any escrowholder or other Person of any source code for or relating to any past, present or future product of the Company or any portion or aspect of such source code or of the Company).
Except as may be required by the Exchange Act, the GBCC, the listing standards of Nasdaq, or any antitrust law or regulation, including the HSR Act and the Financial Industry Regulatory Authority Bylaws (collectively, the “Excluded Laws”), the Company was not, is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement by the Company, or (y) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement.
     2.27 Fairness Opinion. The Company’s board of directors has received the written opinion (or oral opinion to be confirmed in writing) of Houlihan Lokey Howard & Zukin Capital, Inc., financial advisor to the Company, dated October 5, 2008, to the effect that, subject to the assumptions, limitations, qualifications and other matters stated therein, as of the date of such opinion, the Per Share Merger Consideration to be received by the holders of the Company Common Stock, other than Dorfman, in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will promptly furnish a true and correct copy of such written opinion to Parent, it being agreed that Parent and its affiliates have no right to rely upon such opinion.
     2.28 Financial Advisory and Other Fees.
          (a) Except as set forth in Section 2.28 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The total of all fees, commissions and other amounts that have been paid by the Company to Houlihan Lokey Howard & Zukin Capital, Inc. and its affiliates and all fees, commissions and other amounts that may become payable to Houlihan Lokey Howard & Zukin Capital, Inc. and its affiliates by the Company if the Merger is consummated will not exceed the amount set forth in Section 2.28 of the Company Disclosure Letter. The Company has furnished to Parent accurate and complete copies of all agreements under which all fees, commissions and other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Houlihan Lokey Howard & Zukin Capital, Inc.
          (b) The aggregate amount of legal fees paid or payable by the Company to its counsel in connection with the Merger and the transactions contemplated hereby shall be billed at such counsel’s standard hourly billing rates as then in effect, and all such legal fees shall be reasonably documented. In addition, such fees may include: (i) reasonable expenses and out-of-pocket disbursements billed by such counsel in accordance with its standard billing practices, and (ii) legal fees incurred in connection with any litigation that may arise out of the Merger or the transactions contemplated hereby.
     2.29 Financial Advisory Agreements. Except as set forth in Section 2.28, the Company has no obligation or liability of any nature under, or with respect to, any brokerage agreement, finders agreement, placement agency agreement, financial advisory agreement, underwriting agreement or similar agreement.
     2.30 Full Disclosure.
          (a) The Company Disclosure Letter and the copies of documents attached to the Company Disclosure Letter or otherwise delivered or provided to Parent or any of its Representatives in connection with this Agreement or the transactions contemplated hereby and listed in the Company Disclosure Letter are and will be accurate and complete, in all material respects, and are not and will not be missing any written amendments, modifications, correspondence or other related papers which would be pertinent to Parent’s understanding thereof in any material respect. The financial forecasts and projections delivered to Parent represent the most current financial forecasts and projections of the Company.
          (b) None of the information to be supplied by or on behalf of Company for inclusion in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Company for inclusion in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Anything in this Section to the contrary notwithstanding, no representation or warranty is made by Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by Parent for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.
Section 3: REPRESENTATIONS AND WARRANTIES OF PARENT
AND ACQUISITION SUB
     Parent and Acquisition Sub represent and warrant to the Company as follows:
     3.1 Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent, either directly or through one or more wholly-owned subsidiaries, owns all of the issued and outstanding stock of Acquisition Sub. Parent possesses the full corporate power and authority to own its Assets and to conduct its business as and where presently conducted. Parent is duly qualified or registered to do business in each jurisdiction where such qualification or registration is required by applicable Law, except where the failure to be so qualified or registered would not have a Parent Material Adverse Effect.
     3.2 Authority; Binding Nature of Agreement. Parent and Acquisition Sub have the corporate right, power and authority to perform their obligations under this Agreement and the transactions contemplated hereby; and the execution, delivery and performance by Parent and Acquisition Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Acquisition Sub and their respective boards of directors. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due and valid authorization, execution and delivery thereof by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against them in accordance with its terms. No vote of the holders of Parent’s securities is required to adopt this Agreement, approve the Merger or permit the consummation of any of the other transactions contemplated by this Agreement.
     3.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the Merger and the other transaction contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the certificate or articles of incorporation or bylaws of Parent or Acquisition Sub, (b) result in a default by Parent or Acquisition Sub under any Contract to which Parent or Acquisition Sub is a party, except for any default that has not had and will not have a Parent Material Adverse Effect, or (c) result in a violation by Parent or Acquisition Sub of any order, writ, injunction, judgment or decree to which Parent or Acquisition Sub is subject, except for any violation that has not had and will not have a Parent Material Adverse Effect. Except as may be required by the Securities Act, the Exchange Act, state securities or “blue sky” laws, the GBCC, any antitrust law or regulation (including the HSR Act) and the rules of the Nasdaq, Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger.
     3.4 Capital Stock. As of September 27, 2008, the authorized capital stock of Parent consisted of: (i) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued, outstanding or held in treasury; and (ii) 90,000,000 shares of common stock, par value $0.10 per share, of which 57,557,203 shares were issued and outstanding and 203 shares were held by Parent in its treasury. A sufficient number of shares of Parent Stock have been reserved for issuance as part of the Merger Consideration. As of September 27, 2008, there were 16,075,395 shares of Parent Stock subject to issuance pursuant to stock options, restricted stock units, warrants, stock appreciation rights or other derivative securities. The shares of Parent Stock to be issued in the Merger, when issued, shall be validly authorized, validly issued, fully paid and nonassessable, free and clear of any Encumbrances imposed by Parent.
     3.5 Disclosure. None of the information to be supplied by or on behalf of Parent or Acquisition Sub for inclusion in the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent or Acquisition Sub for inclusion in the Proxy

Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Anything in this Section to the contrary notwithstanding, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.
     3.6 Absence of Litigation. No Proceeding is pending or, to the knowledge of Parent, threatened against Parent or Acquisition Sub that seeks to prevent the consummation of the transactions contemplated hereby or that would reasonably be expected to have a Parent Material Adverse Effect. No Judgment is currently outstanding that could prevent the consummation of the transactions contemplated hereby or that would reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of the Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that reasonably is expected to directly give rise to or serve as a basis for the commencement of any Proceeding which could have a Parent Material Adverse Effect.
     3.7 Ability to Pay Purchase Price. Parent has, or will have at the Closing, sufficient liquid cash funds available to pay the Merger Cash Consideration. Parent is able to pay its debts as they become due and is solvent and it will not be rendered insolvent as a result of the transactions contemplated hereby.
     3.8 Brokerage Fees. Parent shall pay any brokerage or finder’s fee of any Person acting on behalf of Parent or Acquisition Sub in connection with the transactions contemplated by this Agreement.
     3.9 Compliance with Law.
          (a) The operations of the Parent, the conduct of its business, as and where such business has been or presently is conducted, and the ownership, possession and use of its Assets have complied in all material respects and currently do comply in all material respects with all applicable Laws. Since January 1, 2003, Parent has not received any notice from any Governmental Body regarding any actual or possible violation of, or failure to comply in any respect with, any Law that would reasonably be expected to result in a Parent Material Adverse Effect.
          (b) Parent holds all material Governmental Authorizations necessary to enable it to conduct its business in the manner in which such business is currently being conducted, including all material Governmental Authorizations required under Environmental Laws. All such Governmental Authorizations are valid and in full force and effect. Parent is, and at all times since January 1, 2003 has been, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since January 1, 2003, Parent has not received any written notice from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply in any respect with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization that, with respect to clause (i) or (ii), would reasonably be expected to result in a Parent Material Adverse Effect.

     3.10 SEC Filings.
          (a) Parent has made available to Company, or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC contains in a publicly available format, accurate and complete copies of all registration statements, definitive proxy statements and other statements, reports, schedules, forms and other documents (and all amendments or supplements thereto excluding exhibits thereto) filed or furnished by Parent with the SEC since December 31, 2006 (the “Parent SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed or furnished by Parent with the SEC since December 31, 2006 have been so filed or furnished. As of the time it was filed with or furnished to the SEC (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) including, without limitation, with the provisions of SOX; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Parent SEC Documents required by: (1) Rule 13a-14 or 15d-14 under the Exchange Act; or (2) 18 U.S.C. § 1350 (Section 906 of SOX) (collectively, the “Parent Certifications”) was accurate and complete, and complied as to form and content with all applicable legal requirements in effect at the time such Parent Certification was filed with or furnished to the SEC.
          (b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount), and (iii) fairly present in all material respects the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. No financial statements of any Person other than the Parent are required by GAAP to be included in the financial statements of the Parent.
          (c) Parent maintains effective disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
     3.11 Obligations. Parent does not have any Obligations other than (i) Obligations identified on the balance sheet included in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 (including the notes thereto); (ii) Obligations incurred in the ordinary course of business since June 28, 2008; and (iii) Obligations under Contracts, provided that no such Obligation consisted of or resulted from a default under or violation of any such Contract. Except as set forth on the balance sheet included in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2008, the Company has no borrowed indebtedness including, without limitation, capitalized leases, other than indebtedness incurred in the ordinary course of business since such date.

     3.12 No Parent Material Adverse Effect. Since December 29, 2007 and on or prior to the date of this Agreement, there has not been any Parent Material Adverse Effect, and no event has occurred, and no circumstance has arisen, that alone or in combination with any other events or circumstances, had or would reasonably be expected to have or result in a Parent Material Adverse Effect.
Section 4: CERTAIN COVENANTS OF THE COMPANY
     4.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), the Company shall: (a) provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives, personnel and Assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company during normal business hours; (b) provide Parent and Parent’s Representatives with such copies of, or access to, the existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company and its financial condition, as Parent may reasonably request; (c) fully cooperate with Parent in its reasonable investigation of the businesses of the Company; (d) permit Parent and Parent’s Representatives to have reasonable access to the facilities and offices of the Company during normal business hours, to observe the operations of the Company and to conduct engineering and environmental investigations; (e) permit Parent’s senior officers to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of the Company responsible for the Company’s financial statements and the internal controls of the Company to discuss such matters as Parent may deem necessary or appropriate in order to enable Parent to satisfy its obligations under applicable Law; and (e) permit Parent and its Representatives to contact customers, suppliers and landlords of the businesses of the Company. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by the Company during the Pre-Closing Period with the SEC (other than reports, schedules, registration statements and documents filed in a publicly available format in the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) database), (ii) a copy of the unaudited monthly balance sheet of the Company and the related unaudited monthly statement of operations, and, if prepared, statement of cash flows, in each case within 15 days after the end of each calendar month; (iii) subject to applicable Law, copies of any notice, report or other document filed with or sent to any Governmental Body on behalf of the Company in connection with the Merger or any of the other transactions contemplated hereby; and (iv) all other information concerning its business, properties and personnel as Parent may reasonably request. In addition, the Company shall during the Pre-Closing Period give prompt written notice to Parent, if it becomes aware of (a) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, (b) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (c) the occurrence of an event or circumstance that could be reasonably expected to make the timely satisfaction of any of the conditions set forth in Section 6: impossible or unlikely or that has had or would reasonably be expected to have a Company Material Adverse Effect, and (d) the commencement of any litigation or Proceeding against or affecting this Agreement or the Merger. Parent and Acquisition Sub shall during the Pre-Closing Period give prompt written notice to the Company if they become aware of (a) any representation or warranty made by them contained in this Agreement becoming untrue or inaccurate in any material respect, (b) the failure by them to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under this Agreement, (c) the occurrence of an event or circumstance that could be reasonably expected to make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely or that has had or would reasonably be expected to have a Parent Material Adverse Effect, and (d) the commencement of any litigation or Proceeding against or affecting this Agreement or the Merger.
          Notwithstanding anything in this Section 4.1 to the contrary, no notice, report or document given pursuant to this Section 4.1 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.
     4.2 Operation of the Company’s Business.
          (a) During the Pre-Closing Period: (i) the Company shall conduct its businesses and operations (A) in the ordinary course consistent with past practices and (B) in compliance in all material respects with all applicable Law and the requirements of all Governmental Authorizations and Specified Contracts; (ii) the Company shall preserve intact its current business organization; (iii) use its commercially reasonable efforts to keep available the services of its current officers and employees and maintain its existing material relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with the Company; (iv) the Company shall keep in full force all insurance policies referred to in Section 2.20; (v) the Company shall maintain the Company Current Real Property and Tangible Property in its current condition and repair, ordinary wear and tear excepted; and (vi) the Company shall promptly notify Parent of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement.
          (b) Except in the ordinary course of its business consistent with its past practices, the Company shall not (i) incur any Obligation exceeding $50,000 in any single case or $100,000 in the aggregate; (ii) make any loan or advance to any Person; (iii) assume, guarantee or otherwise become liable for any indebtedness of any Person; (iv) commit for any capital expenditure in excess of $50,000 individually or $100,000 in the aggregate; (v) purchase, lease, sell, abandon, pledge, encumber or otherwise acquire or dispose of any business or Assets; (vi) waive or release any right or cancel or forgive any debt or claim; (vii) discharge any Encumbrance or discharge or pay any indebtedness; (viii) assume or enter into any Contract other than pursuant to this Agreement; (ix) amend or terminate any Specified Contract; or (x) increase, or authorize an increase in, the compensation or benefits paid or provided to any of its directors, officers, employees, salesmen, agents or representatives.
          (c) Even in the ordinary course of its businesses consistent with its past practices, the Company shall not (without the prior written consent of Parent, which shall not unreasonably be withheld with respect to incurring short-term Obligations): (i) make any loan or advance to any Person, purchase, lease, sell, abandon, pledge, Encumber or otherwise acquire or dispose of any business or Assets (other than purchases of inventory for telecommunications customers and Porsche in the ordinary course of business consistent with past practice), make any capital expenditure, enter into any Contract or other transaction, or do any of the other things described in Section 4.2(b)(ii) through (x), involving an amount exceeding $50,000 in any single case or $100,000 in the aggregate, (ii) incur any long-term Obligation in any amount that would be required by GAAP to be set forth as a liability on the balance sheet of the Company or (iii) incur any other Obligation (excluding Obligations incurred for (A) selling, general and administrative expenses incurred in the ordinary course of business consistent with past practices and (B) accounts payable incurred in the ordinary course of providing services under Contracts in effect as of the date of this Agreement and under Contracts subsequently entered into by the Company, provided Parent has provided prior written consent to the entry into of such Contract if such consent is required under this Agreement) exceeding $50,000 in any single case or $100,000 in the aggregate.
          (d) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent):
               (i) (A) declare, accrue, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any of its outstanding capital stock, (B) split, combine or reclassify any of its outstanding capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock or other equity interests (other than the issuance of Company Common Stock upon the valid exercise of Company Options or Company Warrants or the proper vesting of Company Restricted Stock Awards outstanding as of the date of this Agreement), or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;
               (ii) sell, issue, grant, pledge or encumber or authorize the issuance, grant, pledge or Encumbrance of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may issue shares of Company Common Stock upon the valid exercise of Company Options or Company Warrants or the proper vesting of Company Restricted Stock Awards outstanding as of the date of this Agreement);
               (iii) amend or waive any of its rights under any provision of any of the Company’s Stock Plans, Company Options, Company Restricted Stock Awards or Company Warrants, any provision of any agreement evidencing any outstanding stock option, restricted stock award or other equity agreement, or otherwise modify any of the terms of any outstanding option, restricted stock award, warrant or other security or any related Contract, in each case with respect to the capital stock of the Company (provided, that, notwithstanding anything in this Agreement to the contrary, the Company may accelerate vesting under any or all of the Company Options identified on Section 2.2(b) of the Company Disclosure Letter, and Company Restricted Stock Awards identified on Section 2.2(c) of the Company Disclosure Letter, and otherwise take such actions with respect to the Company’s Stock Plans, Company Options, Company Restricted Stock Awards or Company Warrants to comply with the requirements of this Agreement);
               (iv) amend or permit the adoption of any amendment to its articles of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares, liquidation, dissolution or similar transaction;
               (v) form any Subsidiary or directly or indirectly acquire any equity or other ownership interest in, or make any other investment in or capital contribution to, any other Entity;

               (vi) except as otherwise permitted by this Section 4.2, enter into or become bound by, or permit any of the material Assets owned or used by it to become bound by, any material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any material Contract, in each case other than in the ordinary course of business and consistent with past practices;
               (vii) acquire, lease or license any right or other material Asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other material Asset, including without limitation, any Software or Intangibles of the Company to any other Person, except in each case for Assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices;
               (viii) dispose of or permit to lapse any material rights to the use of any Software or Intangibles of the Company, or dispose of or disclose to any Person other than representatives of Parent any material trade secret, formula, process, know-how or other Intangibles not theretofore a matter of public knowledge, except in each case in the ordinary course of business and consistent with past practices;
               (ix) lend money to any Person, or incur or guarantee any indebtedness, including without limitation, any additional borrowings under any existing lines of credit (except that the Company may make routine borrowings and advancement of expenses in the ordinary course of business and consistent with past practices);
               (x) (A) except as required to comply with applicable Law, establish, adopt or amend any Employee Benefit Plan, accrue, pay, commit to pay or accelerate the payment of any bonus or accrue, make, commit to make or accelerate any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits, severance, insurance or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, except that (i) with respect to employees other than Senior Management Employees, in the ordinary course of business consistent with past practices, the Company may make reasonable salary increases in connection with the Company’s customary employee review process and (ii) the Company may pay bonus payments in accordance with the Company’s 2008 Bonus Plan described in Section 2.15 of the Company Disclosure Letter, or (B) other than oral at-will agreements with new hires and promotions as permitted by Section 4.2(d)(xi), enter into or amend any employment, consulting, severance or similar agreement with any individual other than consulting agreements entered into in the ordinary course of business involving payments in the aggregate for all such consulting agreements not in excess of $50,000 in any month and not with a term in excess of ninety (90) days;
               (xi) (A) hire or promote any person to be a Senior Management Employee, (B) hire any employee with an annual base salary in excess of $100,000, or with total annual compensation in excess of $100,000 or (C) promote any employee except to fill a position (excluding a Senior Management Employee position) vacated after the date of this Agreement;
               (xii) (A) change any of its pricing policies, product return or warranty policies, product maintenance policies, service policies, product modification or upgrade policies, personnel policies or other business policies in any material respect or (B) make any change in any method of accounting or accounting practice or policy (including any method, practice or policy relating to Taxes), except as required by any changes in GAAP or as otherwise required by Law and provided that prior written notice thereof is provided to Parent;
               (xiii) except to the extent required by Law, make or rescind any Tax election, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Effective Time in an amount greater than $50,000 in the aggregate for all such actions or decreasing any Tax attribute of the Company existing at the Effective Time in an amount greater than $50,000 in the aggregate for all such actions, and provided that, in each case, prior written notice of such action is provided to Parent;
               (xiv) (A) commence or settle any material Proceeding (other than as contemplated by Section 6.1(e), or (B) pay, discharge or satisfy any claims or Obligations, other than the payment, discharge or satisfaction of claims, liabilities or obligations to the extent reflected or reserved against in the Latest Balance Sheet or which do not exceed $100,000 in the aggregate;
               (xv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal;
               (xvi) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent;
               (xvii) enter into any agreement, understanding or commitment that restrains, limits or impedes, in any material respect, the ability of the Company to compete with or conduct any business or line of business;
               (xviii) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company generally;
               (xix) take any action, or fail to take any action, that is intended to, or could be reasonably expected to, individually or in the aggregate, result in any of the conditions to the Merger set forth in Section 6: not being satisfied, or prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement;
               (xx) enter into any material transaction or take any other material action outside the ordinary course of business and inconsistent with past practices;
               (xxi) acquire, sell, lease or sublease or enter into, or amend, modify, allow to expire or terminate any Contract to acquire, sell, lease or sublease any Real Property or extend, renew or terminate any lease or sublease with respect thereto, provided, however, that the Company may amend, modify, extend or renew any lease or sublease for Real Property in the ordinary course of business consistent with past practices if the potential cost, expense and/or charge to the Company for all such amendments, modifications, extensions or renewals does not exceed $50,000 in the aggregate;
               (xxii) amend, modify or terminate any Contract with any customer, provided that, after conferring with Parent, Company may amend Contracts with customers in the ordinary course of business consistent with past practices provided further that such amendments do not reduce the fees payable to Company or waive Company’s rights;
               (xxiii) grant recognition to any labor organization, union, or other entity as a representative of its employees or enter into any collective bargaining or project labor agreement; or
               (xxiv) agree or commit to take any of the actions described in this Section 4.2(d).
          (e) The aggregate fees and expenses incurred or agreed to be paid by the Company since June 30, 2008 for any accounting (including any fees incurred with respect to the financial statements of ClientLogic), legal, financial advisory (including the fees, commissions, and other amounts described in Section 2.28 of the Company Disclosure Letter), tax or any other professional services rendered in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the transactions, documents and agreements (including the Ancillary Agreements) contemplated hereby shall not exceed the limit set forth in Section 4.2(e) of the Company Disclosure Letter; provided, however, that in the event that the Company and/or its directors and officers become subject to litigation in connection with the Merger prior to the Closing Date, the parties shall in good faith determine an appropriate modification to such limit.
     4.3 No Solicitation.
          (a) The Company shall not, nor shall it authorize (and shall use its best efforts not to permit) any affiliate, officer, director, manager or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of the Company to: (i) solicit, initiate, facilitate, induce or encourage, directly or indirectly, any inquiries relating to, or the submission or announcement of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or in connection with any Acquisition Proposal, or furnish to any Person any information or data with respect to or provide access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any letter of intent or similar document or Contract with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, that nothing contained in this Section 4.3 or any other provision hereof shall prohibit the Company or the Company’s board of directors from taking and disclosing to the Company’s shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, except that Company may not, except as permitted by Section 4.3(b), withdraw or modify, or propose to withdraw or modify, the Company Board Recommendation or approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any letter of intent or similar document or Contract with respect to any Acquisition Proposal. Upon execution of this Agreement, the Company will immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing. Notwithstanding anything in this Agreement to the contrary, prior to the time of the approval of this Agreement and the Merger by the Required Company Shareholder Vote at the Company Shareholders Meeting, the Company may furnish information concerning its business, properties or Assets to any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) and may negotiate and participate in discussions and negotiations with such Person or group concerning a Superior Proposal (as defined below), provided that:
(v) such Person or group has submitted a Superior Proposal;
(w) neither the Company nor any Representative of any of the Company shall have breached in any material respect any of the provisions set forth in this Section 4.3 in connection with such Superior Proposal;
(x) such Person or group shall have entered into a confidentiality agreement, the confidentiality provisions of which shall not be materially more favorable to such third party than those provided for in the Confidentiality Agreement (provided that such confidentiality agreement must permit the Company to disclose to Parent all of the information required to be disclosed by the Company to Parent by this Section 4.3);
(y) in the good faith opinion of the Company’s board of directors the failure to take such action would constitute a breach of the fiduciary duties of the Company’s board of directors to shareholders under applicable Law, determined only after consulting with independent legal counsel to the Company; and
(z) the Company has notified Parent in writing of the identity of the Person or group and of its intention to engage in such discussions or negotiations or to provide such confidential information not less than the twenty-four (24) hours prior to so doing.
The Company will promptly (but in no case later than twenty-four (24) hours after receipt thereof) notify Parent in writing of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Acquisition Proposal, and the Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Acquisition Proposal (and will promptly provide to Parent copies of any written materials (including e-mails) received by the Company or its Representatives in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Person in connection with any Acquisition Proposal which was not previously provided to Parent. The Company will keep Parent informed on a prompt basis of the status and details of any such Acquisition Proposal and of any amendments or proposed amendments to any Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any breach of any of the provisions set forth in this Section 4.3(a) by any Representative of the Company, whether or not such Representative is purporting to act on behalf of the Company, shall be deemed to constitute a breach of this Section 4.3 by the Company. For purposes of this Agreement, a Representative of the Company, or any other Person, shall be deemed to have breached a provision of this Section 4.3 if the Representative of the Company or other Person takes any action that would constitute a breach by the Company of such provision were the Company to take such action directly.
          (b) Except as set forth in this Section 4.3(b), neither the board of directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 4.3(a)). Notwithstanding the foregoing, subject to compliance with the provisions of this Section 4.3, prior to the time of the approval of this Agreement and the Merger by the Required Company Shareholder Vote at the Company Shareholders Meeting, the Company’s board of directors, after consulting with independent legal counsel, may withdraw or modify the Company Board Recommendation in order to enter into an agreement with respect to a Superior Proposal, if in the good faith opinion of the Company’s board of directors, determined only after consulting with independent legal counsel to the Company, the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Company’s board of directors to the shareholders under applicable law, provided that in each case: (i) the Company has given Parent written notice at least five (5) business days in advance of such action that the board of directors of the Company has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and providing copies of the relevant proposed transaction documents; (ii) Parent shall not have made, within five (5) business days of such notice, a proposal that the board of directors of the Company shall have determined to be as least as favorable to the Company as the Superior Proposal; and (iii) with respect to entering into an agreement with respect to a Superior Proposal, the Company has terminated this Agreement pursuant to Section 7.1(h) and has paid to Parent the Termination Fee and expenses required by Section 7.3.
          (c) Nothing in this Section 4.3, and no action taken by the board of directors of the Company pursuant to this Section 4.3, will (i) permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as this Agreement remains in effect or (ii) affect in any manner any other obligation of the Company under this Agreement.
          (d) For purposes of this Agreement, “Acquisition Proposal” means any bona fide offer, proposal or other indication of interest (which may be conditional and nonbinding) regarding any of the following: (i) the purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than 10% of the outstanding capital stock of the Company as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than 10% of the outstanding capital stock of the Company as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, reorganization, share exchange, recapitalization, business combination or other similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business collectively constitutes or accounts for 10% or more of the consolidated net revenues, net income or net Assets of the Company and any Subsidiaries, taken as a whole) that, if consummated in accordance with its terms, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than 10% of the voting equity interests (outstanding as of the consummation of such transaction) in the surviving or resulting entity of such transaction; (iii) a sale, transfer, lease, exchange, license, acquisition or disposition of any business or businesses or Assets that constitute or account for (A) 10% or more of the consolidated net Assets of the Company and any Subsidiaries taken as a whole (measured by the fair market value thereof) or (B) 10% or more of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries, taken as whole; or (iv) a liquidation, dissolution or other winding up of the business of the Company or of any Subsidiary or Subsidiaries of the Company whose business collectively constitutes or accounts for 10% or more of the consolidated net revenues, net income or net Assets of the Company and any Subsidiaries, taken as a whole. For purposes of this Agreement, “Superior Proposal” means an unsolicited Acquisition Proposal: (i) on terms which the board of directors of the Company, after consultation with the Company’s independent financial advisor, determines in good faith to be more favorable to the Company’s shareholders than the Merger because the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Merger, (ii) for which financing, to the extent required, is reasonably likely of being obtained by such acquiror and for which the acquiror does not have a financing contingency and (iii) which, in the good faith judgment of the board of directors of the Company, is reasonably likely to be completed within a reasonable period of time; provided, however, that for purposes of this definition, the references in the definition of Acquisition Proposal to “10%” or “10% or more” shall be deemed to be references to “100%.”
          (e) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which the Company is a party or under which the Company has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company also will promptly request each Person that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Proposal or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of the Company. The Company shall not take any actions, or omit to take any actions, inconsistent with the terms of this Agreement or the Ancillary Agreements.
     4.4 Certain Resolutions. The board of directors of the Company or the compensation committee thereof shall pass any necessary resolutions as soon as practicable after the date hereof to provide for the treatment of Company Options and Company Restricted Stock Awards as set forth in Section 1.8 of this Agreement.
     4.5 Dadante Litigation Matters. The Company shall seek the settlement and dismissal of the Dadante Litigation Matters as contemplated by the Settlement Agreement and Section 6.1(e) of the Agreement. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on any pleadings or motions or settlement agreements and to attend any hearings or depositions or other court proceedings or any settlement discussions. The Company shall not agree to any amendment or modification of the Settlement Agreement or the exhibits thereto without the prior written consent of Parent (which may be withheld in its sole and absolute discretion).
Section 5: ADDITIONAL COVENANTS OF THE PARTIES
     5.1 Shareholder Approval; Proxy Statement.
          (a) The Company shall, acting through its board of directors and in accordance with applicable Law and the Company’s articles of incorporation and the Company’s bylaws, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholders Meeting”) as promptly as reasonably practicable after the date hereof for the purpose of considering and taking action upon this Agreement and the Merger and, subject to Section 4.3, shall solicit proxies in favor of approval of this Agreement and the Merger; provided, however, the Company shall be under no obligation to call, give notice of and hold the Company Shareholders Meeting prior to the declaration of effectiveness of the Form S-4 and the clearance of all comments from the SEC to the proxy statement included in the Proxy Statement/Prospectus. The Company shall ensure that all proxies solicited in connection with the Company Shareholders Meeting are solicited in compliance with all applicable Law. Subject to Section 4.3, the Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of the Company recommends that the Company’s shareholders vote to approve this Agreement and the Merger at the Company Shareholders Meeting (the recommendation of the Company’s board of directors that the shareholders of the Company vote to approve this Agreement and the Merger being referred to as the “Company Board Recommendation”). For clarification, the Company shall be required to hold the Company Shareholder Meeting on the date set forth in the Proxy Statement/Prospectus notwithstanding that the date of the meeting falls within the Parent Continuation Notice Period.
          (b) As soon as practicable following the date of this Agreement, Parent and Company shall prepare in accordance with the provisions of the Securities Act and the Exchange Act, and Parent shall file with the SEC, a Registration Statement on Form S-4 (the “Registration Statement”), which shall contain the prospectus of Parent relating to the Merger Stock Consideration issuable in the Merger and a proxy statement of the Company relating to the Company Shareholder Meeting, the Merger, this Agreement and the issuance of the Merger Stock Consideration (the “Proxy Statement/Prospectus”). Each of Parent and Company shall use their reasonable efforts to obtain and furnish the information required to be included by the SEC in the S-4 Registration Statement. Each of Parent and Company shall cooperate in the preparation of the Form S-4 and provide the other with reasonable opportunity to review and comment on the portions of the Form S-4 and Proxy Statement/Prospectus prepared by such party and any amendment or supplement thereto prior to Parent’s filing such document with the SEC. Each of Parent and the Company shall use their reasonable efforts to cause the Form S-4 to become effective as promptly as practicable after the execution of this Agreement. Parent shall use its reasonable efforts to take any action required to be taken under applicable state securities laws in connection with the issuance of the Merger Stock Consideration; provided, however, that Parent shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Proxy Statement/Prospectus and the Form S-4. As promptly as practicable after the Form S-4 shall have become effective, the Company shall mail the Proxy Statement/Prospectus to its shareholders. Each of Parent and the Company shall also promptly file, use all of their respective reasonable efforts to cause to become effective as promptly as practicable and, if required by law, the Company shall mail to the Company’s shareholders, any amendment to the Form S-4 or Proxy Statement/Prospectus which may become necessary after the date the Form S-4 is declared effective. Anything in this Agreement to the contrary notwithstanding, Parent shall have no obligation to file the Form S-4 or to seek to have the Form S-4 declared effective if the SEC Waiver is not in full force and effect.
          (c) No amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 shall be made by Parent or the Company without the approval of the other party, which shall not be unreasonably withheld or delayed. Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Merger Stock Consideration issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to either party, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent, that should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the Company’s shareholders.
          (d) The Company’s obligation to call, give notice of and hold the Company Shareholders Meeting in accordance with Section 5.1(a) shall not be limited or otherwise affected by the commencement, disclosure, making, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.
     5.2 Regulatory Approvals. Each party shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file any notifications required under any applicable antitrust Laws in connection with the Merger or the other transactions contemplated by this Agreement. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (a) give the other party prompt notice of the commencement or threat of commencement of any Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (b) keep the other party informed as to the status of any such Proceeding or threat, and (c) promptly inform the other party of any communication to or from any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. Except as may be prohibited by any Governmental Body or by any Law, (y) each party will consult and cooperate with the other, and will consider in good faith the views of the other, in connection with any analysis, appearance, presentation, memorandum, brief, or Proceeding under or relating to any foreign, federal or state antitrust or fair trade Law, and (z) in connection with any such Proceeding, each party will permit authorized Representatives of the other to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Proceeding. At the request, and only at the request, of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to its ability to operate or retain any of the businesses, product lines or Assets of the Company, provided that any such action is conditioned upon the consummation of the Merger.
     5.3 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent, which shall not be unreasonably withheld or delayed.
     5.4 Employee Benefits.

          (a) Parent agrees that all employees of the Company who continue employment with Parent or any subsidiary of the Parent (including the Surviving Corporation) after the Effective Time (“Continuing Employees”) shall be eligible to continue to participate in the health and welfare benefit plans of the Parent or the employing subsidiary; provided, however, that nothing in this Section 5.4 or elsewhere in this Agreement shall limit the right of Parent or the employing subsidiary to amend or terminate any such health or welfare benefit plan at any time (including as of the Effective Time). Parent shall give service credit for service with Company prior to the Effective Time for purposes of the eligibility provisions of Parent’s health and welfare benefit plans.
          (b) If Parent so requests in writing received by the Company not less than five (5) Business Days prior to the Closing Date, the Company shall terminate, effective as of the day immediately prior to the Company becoming a member of the same Controlled Group of Corporations (as such term is defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”), any 401(k) Plan sponsored by the Company. The Company shall provide Parent with evidence that such 401(k) Plans have been terminated pursuant to resolutions of the board of directors of the Company (the form and substance of such resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld) effective as of the 401(k) Termination Date.
          (c) The Company shall terminate its nonqualified deferred compensation plan effective as of the Closing Date and distribute to participants in such plan the amount of their account in cash on after the Closing Date in a manner that complies with such plan and Code Section 409A.
          (d) The Company shall terminate the Officer Retention Plan and the awards made thereunder (except the Company Restricted Stock Awards described in the last sentence of Section 2.15(j)) on before the Closing Date.
          (e) Nothing in this Section or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Parent and the employment of each Continuing Employee shall be “at will” employment unless otherwise provided in an individual agreement with such employee.
     5.5 Indemnification of Officers and Directors.
          (a) All rights to indemnification existing in favor of those Persons who are or have at any time been directors and officers of the Company (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Company’s bylaws and articles of incorporation and under indemnification agreements listed in Section 2.14 of the Company Disclosure Letter as in effect as of the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent available under applicable law for a period of six years from the Effective Time.
          (b) Provided that the officers of the Company as of the date hereof prepare and execute the application with respect thereto, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time, a prepaid “tail” policy of directors’ and officers’ liability insurance (the “Tail Policy”) covering the period of time from the Effective Time until the sixth anniversary of the Effective Time, to the extent that directors’ and officers’ liability insurance coverage is commercially available providing coverage that is no less favorable, in all material respects, to the Indemnified Persons than that provided under the existing directors’ and officers’ liability insurance policy maintained by the Company as of the date hereof; provided, however, that the Surviving Corporation shall not be required to pay an aggregate premium for such Tail Policy in excess of $165,000, and, in the event the aggregate premium for such Tail Policy exceeds $165,000, the Surviving Corporation shall be entitled to alter the terms of such coverage and/or period of such coverage under the Tail Policy to such terms of coverage and/or period of time that can be obtained for an aggregate premium equal to $165,000.
     5.6 Additional Agreements.
          (a) Subject to Section 5.6(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.6(b), each party to this Agreement (i) shall make all filings and give all notices required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger and each of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger or any of the other transactions contemplated by this Agreement. Each party shall promptly deliver to the other parties a copy of each such filing made, each such notice given and each such Consent obtained by such party during the Pre-Closing Period.
          (b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any Assets, or to commit to cause the Company to dispose of any Assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause the Company to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, Software or Intangible, or to commit to cause the Company to license or otherwise make available to any Person any technology, Software or Intangible; (iv) to hold separate or cause any of its Subsidiaries to hold separate any Assets or operations (either before or after the Effective Time), or to commit to cause the Company to hold separate any Assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of the Company; or (vi) to contest any Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement if Parent determines in good faith that contesting such Proceeding might not be advisable.
     5.7 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Representatives to, make any disclosure to employees of the Company, to the public or otherwise regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have been given the opportunity to review and comment upon such disclosure and shall have approved such disclosure or (b) such disclosure is required by applicable law or Nasdaq listing standards.

     5.8 General Cooperation. From the date hereof through the Effective Time, the Company will use its good faith efforts to operate its businesses in such a manner as to achieve a smooth transition consistent with the respective business interests of the Company and Parent. In this regard, the Company and Parent agree that they will enter into good faith discussions concerning the businesses of the Company, including, but not limited to, personnel policies and procedures, and other operational matters
     5.9 Company Current Real Property.
          (a) During the Pre-Closing Period, the Company shall provide written notice to Parent of any renewal option deadline, purchase option deadline, lease reduction option deadline, lease expiration date or similar deadline or date with respect to each lease of Company Current Real Property occurring during the Pre-Closing Period at least ten business days prior to such date and shall confer with Parent concerning the appropriate action to take with respect to such Company Current Real Property, including exercising any renewal, reduction or purchase option or terminating such lease.
          (b) The Company shall use its commercially reasonable efforts to obtain: (i) an estoppel certificate, in form and substance reasonably acceptable to Parent, from each landlord of the Company Current Real Property and (ii) a non-disturbance agreement, in form and substance reasonably acceptable to Parent, from any mortgagees of Company Current Real Property.
Section 6: CONDITIONS PRECEDENT TO THE MERGER
     6.1 Conditions Precedent to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permitted by applicable Law, by each party hereto at or prior to the Closing, of each of the following conditions:
          (a) Company Shareholder Approval. This Agreement and the Merger shall have been duly adopted by the Required Company Shareholder Vote.
          (b) No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; provided that, subject to Section 5.6(b), in the case of a restraining order, injunction or other order, each of the parties shall have used their commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered.
          (c) Regulatory Approvals. Any waiting period under any applicable antitrust Law or regulation (including the HSR Act) or other Law shall have expired or been terminated or any Consent required under any applicable antitrust Law or regulation or other Law shall have been obtained.
          (d) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no stop order or similar restraining order shall be threatened or entered by the SEC or any state securities administration preventing the Merger.

No order suspending trading of Parent Stock on Nasdaq shall have been issued or pending for that purpose.
          (e) Dadante Litigation Matters. The Settlement Agreement including the exhibits thereto shall be in full force and effect in accordance with it terms, shall not have been amended or modified without the prior written consent of Parent (which may be withheld in its sole and absolute discretion) and shall have been performed in accordance with its terms. Without limiting the generality of the foregoing: (i) any and all claims against the Company and all directors, officers, employees, agents, representatives and affiliates of the Company by any party in the Dadante Litigation Matters (as defined below) shall have been dismissed with prejudice by order of the Court pursuant to the Settlement Agreement, (ii) such Settlement Agreement shall have been approved by Order of the Court in each of the Dadante Litigation Matters and shall have become effective (including the full release by the Receiver on behalf of the IPOF Fund and its partners or investors of the Company and Parent, and their respective direct or indirect subsidiaries, parents and other affiliates, and their respective past, present and future officers, directors, shareholders, affiliates, employees, agents and representatives and their respective successors, predecessors, heirs and assigns and attorneys from all claims, including claims arising out of the facts or circumstances alleged in the Dadante Litigation Matters, as set forth in the Settlement Agreement) and (iii) the Bar Order in the form attached to the Settlement Agreement shall have been approved and issued by the Court in each of the Dadante Litigation Matters after notice, full disclosure of all material facts and an opportunity to be heard has been given to all parties to the Dadante Litigation Matters and the partners or investors in the IPOF Fund, and without the payment of money (other than the payment of $100,000 as set forth in the Settlement Agreement) or the award of any damages or costs or any other relief that may be adverse to Parent or the Company. The “Dadante Litigation Matters” shall be defined as: (i) Gordon, et al. v. Dadante, et al., Docket Number 05-CV-02726 pending in the United States District Court for the Northern District of Ohio; (ii) Small, et al v. Regalbuto, et al., Docket Number 06-CV-1721 pending in the United States District Court for the Northern District of Ohio); (iii) Amantea, et al. v. Innotrac, Inc, et al., Docket Number 07-CV-03542, pending in the United States District Court for the Northern District of Ohio; and (iv) any other Proceedings, whether brought before or after the date of this Agreement, which present claims against any of the Company and/or Parent, their respective subsidiaries, parents and other affiliates, and their respective past, present and future officers, directors, shareholders, affiliates, employees, agents and representatives and their respective successors, predecessors, heirs and assigns and attorneys arising from or in any way related to the facts or circumstances alleged in the matters listed in the preceding clauses (i) through (iii) or arising out of or relating in any way to the purchase or ownership of Company Common Stock by the IPOF Fund or any other entity created by, maintained by, or relating in any way to David Dadante or the trading in, granting or exercising of options in, or alleged manipulation of Company Common Stock.
     6.2 Conditions Precedent to Parent’s and Acquisition Sub’s Obligation to Effect the Merger. The respective obligations of each of Parent and Acquisition Sub to effect the Merger are subject to the satisfaction by Company or waiver, where permitted by applicable Law, by Parent and Acquisition Sub, at or prior to the Closing Date, of each of the following conditions:
          (a) Representations and Warranties. The representations and warranties of the Company set forth in: (i) Sections 2.1 (Organization), 2.2 (Capital Stock and Ownership), 2.4(b) (SEC Filings), 2.23 (Authority; Binding Nature of Agreement), 2.24 (Anti-Takeover Laws Not Applicable), 2.25 (Vote Required), 2.27 (Fairness Opinion), 2.28 (Financial and other Advisory Fees), 2.29 (Financial Advisory Agreements), and 2.30(b) (Full Disclosure) of the Agreement each shall be true and correct in all respects as of the date of this Agreement and as of Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties shall be true and correct in all respects as of such earlier date); and (ii) any other Section of this Agreement shall be true and correct in all respects (determined without regard to any materiality or Company Material Adverse Effect qualifications therein), as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, determined without regard to any materiality or Company Material Adverse Effect qualifications therein), except for purposes of this subclause (ii), to the extent the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of the Company’s representations and warranties as of the foregoing dates, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded.
     (b) Performance of Obligations. The Company shall have performed and complied, in all material respects, with all covenants and agreements contained in the Agreement and required to be performed or complied with by it at or prior to the Closing.
     (c) No Company Material Adverse Effect. Since the date of the Agreement, there shall not have occurred any Company Material Adverse Effect, and no event shall have occurred and no circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Company Material Adverse Effect.
     (d) Cancellation Consents and Material Consents. The Cancellation Consents, any Consent identified in Schedule 2.26 of the Company Disclosure Letter (except as specified in Schedule 2.26(d) of the Company Disclosure Letter), and any other material Consent required to be obtained in connection with the Merger or any of the other transactions contemplated by the Agreement, shall have been obtained and shall be in full force and effect.
     (e) Officers Certificate. Parent and Acquisition Sub shall have received a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company, in their capacities as such but only for and on behalf of the Company, confirming that the conditions set forth in Section 6.1(a) (Company Shareholder Approval), Section 6.2(a) (Representations and Warranties), Section 6.2(b) (Performance of Obligations), Section 6.2(c) (No Company Material Adverse Effect), Section 6.2(d) (Cancellation Consents and Material Consents) and Section 6.2(l) (Revolving Credit Facility), have been duly satisfied, which certificate shall be in full force and effect.
     (f) No Governmental Litigation. There shall not be pending or threatened any Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved or either Parent or the Company shall have received a communication from any Governmental Body in which such Governmental Body indicates the intention of commencing any Proceeding or taking any other action: (i) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other transactions contemplated by the Agreement; (ii) relating to the Merger or any of the other transactions contemplated by the Agreement and seeking to obtain from Parent or the Company, any damages or other relief that may be material to Parent or the Company; (iii) seeking to prohibit or limit in any material respect Parent’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (iv) that could materially and adversely affect the right of Parent or the Company to own the Assets or operate the business of the Company; (v) seeking to compel any of the Company, Parent or any Subsidiary of Parent to dispose of or hold separate any material Assets as a result of the Merger or any of the other transactions contemplated by the Agreement; or (vi) seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on the Company.
     (g) No Other Litigation. There shall not be pending any Proceeding in which, in the reasonable judgment of Parent, there is a reasonable possibility of an outcome that could have a Company Material Adverse Effect or a Parent Material Adverse Effect: (i) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the other transactions contemplated by the Agreement; (ii) relating to the Merger or any of the other transactions contemplated by the Agreement and seeking to obtain from Parent or the Company, any damages or other relief that may be material to Parent or the Company; (iii) seeking to prohibit or limit in any material respect Parent’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or the Surviving Corporation; (iv) that could materially and adversely affect the right of Parent or the Company, to own the Assets or operate the business of the Company; or (v) seeking to compel any of the Company, Parent or any Subsidiary of Parent to dispose of or hold separate any material Assets as a result of the Merger or any of the other transactions contemplated by the Agreement.
     (h) Company SEC Documents; SOX Certifications. If (i) the Company shall have failed to file any Company SEC Document required to be filed with the SEC on or after the date of this Agreement as and in the form required under the Exchange Act or (ii) either the chief executive officer or the chief financial officer of the Company shall have failed to provide, with respect to any Company SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification as and in the form required under Rule 13a-14 or Rule 15d-14 under the Exchange Act or 18 U.S.C. § 1350, then, in each case, such failure shall have been rectified.
     (i) Dissenters’ Rights. The aggregate number of shares of Company Common Stock on the Closing Date, the holders of which have exercised dissenters’ rights under Section 14-2-1302 et seq. of the GBCC, shall not equal or exceed 10% of the shares of Company Common Stock outstanding as of the record date for the Company Shareholders Meeting.
     (j) SEC Waiver. The SEC Waiver shall be in full force and effect.
     (k) Dorfman Ancillary Agreements. The Employment Agreement, Voting Agreement and the Noncompetition Agreement each shall be in full force and effect in accordance with their respective terms and the Employment Agreement shall not have been amended or modified without the prior written consent of Parent (which may be withheld in its sole and absolute discretion). Without limiting the generality of the foregoing, the obligation of Dorfman to provide indemnification under the Voting Agreement shall be in full force and effect, shall not be subject to any contingencies set forth in the Voting Agreement and Dorfman shall not have provided the written notice to Parent contemplated by Section 8(c)(iii) of the Voting Agreement.
     (l) Revolving Credit Facility. During the period from the date hereof until the Closing Date, either the Revolving Credit Facility, or a replacement revolving credit facility, in either case with terms substantially the same as, or more favorable to the Company than, the material terms in effect on the date hereof (including borrowing capacity, interest rate (except that any replacement revolving credit facility may provide for up to a 100 basis point increase in the interest rate spread over LIBOR compared to the interest rate spread over LIBOR in effect under the Revolving Credit Facility on the date hereof), commitment fees, unused line fees, termination fees and other fees, collateral, covenants, term and other Obligations), shall have been in full force and effect.
     6.3 Conditions Precedent to Company’s Obligation to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction by Parent or Acquisition Sub or waiver, where permitted by applicable Law, by Company, at or prior to the Closing date, of each of the following conditions:
     (a) Representations and Warranties. The representations and warranties of the Parent and Acquisition Sub set forth in (i) Sections 3.1 (Due Organization) and 3.2 (Authority; Binding Nature of Agreement) of the Agreement each shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case any such representations and warranties shall be true and correct in all respects as of such earlier date), and (ii) any other Section of this Agreement shall be true and correct in all respects (determined without regard to any materiality or Parent Material Adverse Effect qualifications therein), as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, determined without regard to any materiality or Parent Material Adverse Effect qualifications therein), except for purposes of this subclause (ii), to the extent the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect; provided, however, that if the Stock Percentage is zero (0) then for purpose of this Section 6.3(a), the definition of Parent Material Adverse Effect shall be deemed to refer only to clause (ii) of such definition.
     (b) Performance of Obligations. Parent or Acquisition Sub shall have performed and complied, in all material respects, with all covenants and agreements contained in the Agreement and required to be performed or complied with by Parent or Acquisition Sub at or prior to prior the Closing.
     (c) Officer Certificate. Company shall have received a certificate executed by each of the Chief Financial Officer of Parent and Acquisition Sub, in his capacity as such but only for and on behalf of Parent and Acquisition Sub, respectively, confirming that the conditions set forth in Section 6.3(a) (Representations and Warranties) and Section 6.3(b) (Performance of Obligations), have been duly satisfied, which certificate shall be in full force and effect.
Section 7: TERMINATION
     7.1 Termination. This Agreement may be terminated prior to the Effective Time, as set forth below, whether before or after the Required Company Shareholder Vote, for any reason provided below:
     (a) by mutual written consent of Parent and the Company, duly authorized by their respective boards of directors;

     (b) prior to the Effective Time, by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or making consummation of the Merger illegal; provided, that in the case of a restraining order, injunction or other order, each of the parties shall have used their commercially reasonable efforts to prevent the entry of any such restraining order, injunction or other order and to appeal as promptly as possible any restraining order, injunction or other order that may be entered;
     (c) by Parent or the Company if the Merger shall have not been consummated by June 30, 2009; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c) if the failure to consummate the Merger is attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;
     (d) by either Parent or the Company if: (i) the Company Shareholders Meeting (including any adjournments and postponements thereof) shall have been held and the Company’s shareholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Shareholders Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Shareholder Vote;
     (e) by Parent if a Triggering Event shall have occurred;
     (f) by Parent if: (i) the Company shall have breached any of its representations or warranties contained in this Agreement, which breach would give rise to the failure of the condition set forth in Section 6.2(a), or (ii) the Company shall not have performed and complied, in all material respects, with each material covenant or agreement contained in the Agreement and required to be performed or complied with by it; provided, however, if such inaccuracy or breach is curable by the Company, then Parent may not terminate the Agreement under this Section 7.1(f) with respect to a particular inaccuracy or breach prior to or during the ten (10)-business day period commencing upon delivery by Parent of written notice to the Company of such inaccuracy or breach, provided the Company continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such ten (10)-business day period; or
     (g) by the Company if: (i) Parent or Acquisition Sub shall have breached any of its representations or warranties contained in this Agreement, which breach would give rise to the failure of the condition set forth in Section 6.3(a); or (ii) if Parent or Acquisition Sub shall not have complied, in all material respects, with Parent’s or Acquisition Sub’s covenants contained in this Agreement, except where such noncompliance does not have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the Merger; provided, however, if such inaccuracy or breach is curable by Parent or Acquisition Sub, then the Company may not terminate this Agreement under this Section 7.1(g) with respect to a particular inaccuracy or breach prior to or during the ten (10)-business day period commencing upon delivery by the Company of written notice to Parent and Acquisition Sub of such inaccuracy or breach, provided Parent or Acquisition Sub continues to exercise commercially reasonable efforts to cure such inaccuracy or breach during such ten (10)-business day period;
     (h) by the Company in order to enter into an agreement with respect to a Superior Proposal if in the good faith opinion of the Company’s board of directors, determined only after consulting with independent legal counsel to the Company, the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Company’s board of directors to the shareholders under applicable law, provided that the Company has complied with all of the provisions of Section 4.3, including the notice provisions therein;
     (i) by either Parent or the Company if the 20-Day Parent VWAP Price is less than $11.12 by written notice delivered to the other at any time during the period beginning at 4:00 PM (Eastern Time) on the third Trading Day prior to the scheduled date of the Company Shareholders Meeting and ending at 12:00 PM (Eastern Time) on the second Business Day following such third Trading Day, unless, in the case of a notice of termination delivered by Company, Parent (in its sole and absolute discretion) gives written notice to Company during the period (the “Parent Continuation Notice Period”) beginning on the Business Day on which the Company’s termination notice is received and ending at 12:00 PM (Eastern Time) on the second Business Day following the Business Day on which the Company’s termination notice is received, that for the purpose of Section 1.5(c) of this Agreement, either: (A) the Merger Stock Consideration will be a number of shares of Parent Stock (rounded to the nearest whole number of shares) equal to the quotient of Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000) divided by the 20-Day VWAP Price or (B) that, in lieu of the Merger Stock Consideration, Parent shall pay Merger Optional Cash Consideration of Twenty-Five Million, Six Hundred Thousand Dollars ($25,600,000) (such notice, the “Parent Continuation Notice”). For clarification, a termination notice delivered by Parent under this subsection (i) shall be effective immediately and a termination notice delivered by Company under this subsection (i) shall be effective only if a Parent Continuation Notice has not been received by the end of the Parent Continuation Notice Period.
     Anything in this Section to the contrary notwithstanding, this Agreement may not be terminated by the Company unless any Termination Fee and expenses required to be paid by the Company prior to or simultaneously with the termination of this Agreement pursuant to Section 7.3 shall have been paid in full.
     7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 5.7, this Section 7.2, Section 7.3 and Section 8: (and the Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
     7.3 Expenses; Termination Fees.
          (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:
               (i) Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, accounting fees, and financial advisory fees, incurred in connection with the filing of any notice or other document under the HSR Act or any other applicable antitrust law or regulation; and

               (ii) if this Agreement is terminated by Parent pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(e), or if this Agreement is terminated by the Company pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(h) then (without limiting any obligation of the Company to pay any fee payable pursuant to Section 7.3(c)), the Company shall make a nonrefundable cash payment to Parent, at the time specified in Section 7.3(b), in an amount equal to the aggregate amount of all reasonable fees and expenses (including all reasonable attorneys’ fees, accountants’ fees, financial advisory fees and all filing fees) that have been paid or that may become payable by or on behalf of Parent in connection with the due diligence review of the Company by Parent, Acquisition Sub and their respective Representatives, the preparation and negotiation of this Agreement and otherwise in connection with the Merger or any of the other transactions contemplated by this Agreement, up to a maximum of One Million Dollars ($1,000,000) in the aggregate; provided, however, that no fees and expenses shall be payable under this paragraph in the event of a termination of this Agreement by Parent under Section 7.1(c), or by Parent or Company under Section 7.1(d), unless at or at any time prior to the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made; and provided, further however, that no fees and expenses shall be payable under this paragraph in the event of a termination of this Agreement by Company under Section 7.1(c), unless at or at any time prior to, or within 90 days after, the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made.
          (b) In the case of termination of this Agreement by the Company pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(h), any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 7.3(a) shall be made by the Company prior to the time of such termination if the Company has been advised of such amount or two (2) business days following the time that the Company has been advised of such amount (except that in the event of a termination by the Company pursuant to Section 7.1(c) with respect to which the expense reimbursement is payable as a result of an Acquisition Proposal occurring within 90 days after the termination of this Agreement, the expense reimbursement shall be made within two business days following the time that the Company has been advised of such amount after such Acquisition Proposal); and in the case of termination of this Agreement by Parent pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(e), any nonrefundable expense reimbursement payment required to be made pursuant to clause “(ii)” of the proviso to Section 7.3(a) shall be made by the Company within two (2) business days after such termination if the Company has been advised of such amount or two (2) business days following the time that the Company is advised of such amount.
          (c) If (i) this Agreement is terminated by Company pursuant to Section 7.1(c) or Section 7.1(d) and at or at any time prior to the time of the termination of this Agreement (A) an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made and (B) with respect to such Acquisition Proposal, a Triggering Event shall have occurred, then the Company shall pay to Parent the Termination Fee (as defined below) at or prior to the time of such termination, (ii) this Agreement is terminated by Parent pursuant to Section 7.1(c) or Section 7.1(d) and at or at any time prior to the time of the termination of this Agreement (A) an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made and (B) with respect to such Acquisition Proposal, a Triggering Event shall have occurred, then the Company shall pay to Parent the Termination Fee within two (2) business days after such termination, (iii) this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay to Parent the Termination Fee within two (2) business days after such termination, or (iv) this Agreement is terminated by the Company pursuant to Section 7.1(h), then the Company shall pay to Parent the Termination Fee at or prior to the time of such termination.

The “Termination Fee” shall be a nonrefundable fee payable in cash in an amount equal to One Million, Six Hundred Thousand Dollars ($1,600,000) (which amount shall be in addition to the amounts payable pursuant to Section 7.3(a)).
          (d) If the Company fails to pay when due any amount payable under this Section 7.3, then (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.3, and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as reported in The Wall Street Journal, Eastern Edition, or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus 3.0%.
          (e) No expense reimbursement payment or payment of any Termination Fee shall relieve the Company of any liabilities to or damages suffered by Parent or Acquisition Sub arising out of any breach of this Agreement by the Company or its Representatives.
Section 8: MISCELLANEOUS PROVISIONS
     8.1 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s shareholders). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     8.2 Waiver.
          (a) Subject to Sections 8.2(b) and 8.2(c), at any time prior to the Effective Time, any party hereto may: (i) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Agreement or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement.
          (b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
          (c) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
     8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger; provided however that this Section 8.3 shall not limit any covenant or agreement of the parties hereto which by its terms provides for performance after the Effective Time or after termination of this Agreement.
     8.4 Entire Agreement; Counterparts; No Third Party Beneficiaries; Exchanges by Facsimile or Electronic Delivery. This Agreement (together with the Company Disclosure Letter and the Exhibits to this Agreement) and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the confidentiality provisions of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except for Indemnified Persons pursuant to Section 5.5 hereof. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.
     8.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof or any other jurisdiction, except that the GBCC shall govern the Merger. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.9.
     8.6 Headings. The section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     8.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
     8.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company’s rights hereunder may be assigned by the Company without the prior written consent of Parent, or by Parent or Acquisition Sub without the prior written consent of the Company, and any attempted assignment of this Agreement or any of such rights by a party without such consent shall be void and of no effect; provided, further, that Parent or Acquisition Sub may assign this Agreement to any direct or indirect subsidiary of Parent, but any such assignment shall not relieve Parent or Acquisition Sub of any of their obligations hereunder. Other than Section 5.5

(which is intended to be for the benefit of the Indemnified Parties and may be enforced by the Indemnified Parties), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any assignment prohibited under this Section 8.8 shall be null and void.
     8.9 Notices. All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement, or in connection with the transactions contemplated hereby and thereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (a) if personally delivered, on the business day after it is received (as evidenced by the receipt of the personal delivery service); (b) if mailed by certified or registered mail return receipt requested, four (4) business days after the aforesaid mailing; (c) if delivered by overnight courier (with all charges having been prepaid), on the second business day after it is sent (as evidenced by the receipt of the overnight courier service of recognized standing); or (d) if delivered by facsimile transmission, on the business day of such delivery if confirmed within 48 hours thereafter by a signed original sent in one of the manners set forth in (a) through (c) above. If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 8.9), or the refusal to accept same, the notice shall be deemed received on the business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable: (i) if to Parent or Acquisition Sub: at Parent’s address stated on page one of this Agreement to the attention of General Counsel (fax #  (610) 265-1730), with a copy sent simultaneously to the same address, to the attention of its Chief Financial Officer (fax # (610) 265-1730), and to Francis E. Dehel, Esquire, Blank Rome LLP, One Logan Square, Philadelphia, Pennsylvania 19103; telephone: (215) 569-5500, (fax# (215) 832-5532) and (ii) if to Company, to the address stated on page one of this Agreement to the attention of the Chairman, President and Chief Executive Officer (fax # (678) 584-8950), with a copy to David A. Stockton and David M. Eaton, Kilpatrick Stockton LLP, 1100 Peachtree Street, Suite 2800, Atlanta, Georgia (fax # (404) 541-3402 and (404) 541-3188, respectively).
     8.10 Cooperation. Each party to this Agreement agrees to reasonably cooperate with the other parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.
     8.11 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

     8.12 Interpretation of Representations. Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied.
     8.13 Reliance by Parent and Acquisition Sub. Notwithstanding the right of Parent and Acquisition Sub to investigate the business, Assets and financial condition of the Company, and notwithstanding any knowledge obtained or obtainable by Parent and Acquisition Sub as a result of such investigation, Parent and Acquisition Sub have the unqualified right to rely upon, and have relied upon, each of the representations and warranties made by Company in this Agreement.
     8.14 Bankruptcy Qualification. Each representation or warranty made in or pursuant to this Agreement regarding the enforceability of any Contract shall be qualified to the extent that such enforceability may be affected by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.
     8.15 Construction.
          (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
          (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
          (c) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.
     8.16 Specific Performance. Each of the parties agrees that the remedy at law for any breach of the terms and conditions of this Agreement by it will be inadequate and that in addition to, and not in limitation of any other remedies that any other party may have either at law or under this Agreement, such other party shall be entitled to specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

GSI Commerce, Inc.
By:	/s/ Michael R. Conn
	Name:	Michael R. Conn
	Title:	Executive Vice President, Finance and CFO

Bulldog Acquisition Corp.
By:	/s/ Michael R. Conn
	Name:	Michael R. Conn
	Title:	Chief Financial Officer

Innotrac Corporation
By:	/s/ Scott Dorfman
	Name:	Scott Dorfman
	Title:	CEO

EXHIBIT A
DEFINITIONS
     For purposes of the Agreement (including this Exhibit A):
     20-Day Parent VWAP Price means the volume weighted average trading price per share of Parent Stock, as reported by Nasdaq, as measured during the twenty (20) consecutive Trading Days ending on (and including) the third (3rd) Trading Day prior to the scheduled date of the Company Shareholders Meeting; provided, however, that if such volume-weighted average price is unavailable on any Trading Day, the price that shall be used for such Trading Day shall be the last sale price for such Trading Day.
     401(k) Termination Date shall have the meaning set forth in Section 5.4(b) of this Agreement.
     Acquisition Proposal shall have the meaning set forth in 4.3(d) of this Agreement.
     Acquisition Sub shall have the meaning set forth in the “Parties” section of this Agreement.
     Affiliate means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     Agreement shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.
     Ancillary Agreements shall have the meaning set forth in the Background section of this Agreement.
     Asset shall mean any real, personal, mixed, tangible or intangible property of any nature, including cash on hand, cash in bank or other accounts, readily marketable securities, other cash-equivalent liquid assets of any nature, prepayments, deposits, escrows, accounts receivable (or other receivable), Tangible Property, Real Property, Software, Contract Rights, Intangibles and goodwill, and claims, causes of action and other legal rights and remedies.
     Business Day shall mean any day except a Saturday, Sunday or legal holiday on which banking institutions in The City of New York are authorized or obligated by Law or executive order to close.
     Cancellation Consents shall have the meaning set forth in Section 1.8(c) of this Agreement.
     Certificates shall have the meaning set forth in Section 1.6(b) of this Agreement.
     Change in Control Payments shall have the meaning set forth in Section 1.5(c)(viii) of this Agreement.
     ClientLogic shall have the meaning set forth in Section 2.5(h) of this Agreement.

     ClientLogic Audited Financial Statements shall have the meaning set forth in Section 2.5(h) of this Agreement.
     Closing shall have the meaning set forth in Section 1.3 of this Agreement.
     Closing Date shall have the meaning set forth in Section 1.3 of this Agreement.
     Code shall mean the Internal Revenue Code of 1986, as amended.
     Company shall have the meaning set forth in the “Parties” section of this Agreement; except that, for purposes of Section 3: of this Agreement, “Company” shall also be deemed to include any Entity that has been merged into or consolidated with the Company or any predecessor Entity of the Company.
     Company Board Recommendation shall have the meaning set forth in Section 5.1(a) of this Agreement.
     Company Certifications shall have the meaning set forth in Section 2.5 of this Agreement.
     Company Common Stock shall mean the Company’s common stock, par value $0.10 per share, of the Company.
     Company Current Real Property shall have the meaning set forth in Section 2.11 of this Agreement.
     Company Disclosure Letter shall mean the disclosure schedule that has been prepared by the Company and that has been delivered by the Company to Parent on the date of the Agreement.
     Company’s Employee Benefit Plans shall have the meaning set forth in Section 2.16 of this Agreement.
     Company Intangibles shall mean all Intangibles owned, marketed, designed, distributed, sold, licensed by, supported, maintained, used or under design or development by or on behalf of the Company or licensed to or with respect to which rights are granted to the Company.
     Company Material Adverse Effect shall mean an event, occurrence, violation, inaccuracy, circumstance or other matter (considered alone or together with any other matter or matters) that had or could reasonably be expected to have a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, Assets, liabilities, operations, revenues, results of operations, cash flows or financial performance of the Company, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or (iii) Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that in determining whether there has been a Company Material Adverse Effect, any adverse effects directly resulting from or directly attributable to any of the following (either alone or in combination) shall be disregarded: (a) general economic conditions or general conditions in the industry in which the Company does business which conditions do not affect the Company in a disproportionate manner, (b) the implementation of the termination of AT&T’s business relations with the

Company in accordance with the Company’s publicly disclosed plans as of the date of this Agreement, (c) the announcement or pendency of this Agreement or the anticipated consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (d) any decline in the market price, or change in trading volume, of the Company Common Stock or any failure to meet publicly announced revenue or earnings projections (provided, however, that the underlying reason for such decline, change or failure shall not be excluded, by virtue of this clause from the determination of a Company Material Adverse Effect), and (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, which do not affect the Company in a disproportionate manner.
     Company Outstanding Shares shall have the meaning set forth in Section 1.5(c)(iv) of this Agreement.
     Company Options shall have the meaning set forth in Section 1.8(a) of this Agreement.
     Company Prior Real Property shall have the meaning set forth in Section 2.11 of this Agreement
     Company Real Property shall have the meaning set forth in Section 2.11 of this Agreement.
     Company Restricted Stock Awards shall have the meaning set forth in Section 1.8(b) of this Agreement.
     Company SEC Documents shall have the meaning set forth in Section 2.5 of this Agreement.
     Company’s Stock Plans shall have the meaning set forth in Section 1.8(a) of this Agreement.
     Company Shareholders Meeting shall have the meaning set forth in Section 5.1(a) of this Agreement.
     Company 2008 Bonus Plan shall have the meaning set forth in Section 2.15(k) of this Agreement.
     Company Warrants shall have the meaning set forth in Section 1.8(f) of this Agreement.
     Company Web Sites shall have the meaning set forth in Section 2.13(m) of this Agreement.
     Confidentiality Agreement shall mean the Confidentiality Agreement, dated July 24, 2007 between the Company and Parent.
     Consent shall mean any consent, approval, order or authorization (including any Governmental Authorization) of, or any declaration, filing or registration with, or any application, notice or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result.

     Continuing Employees shall have the meaning set forth in Section 5.4(a) of this Agreement.
     Contract shall mean any written or oral contract, agreement, instrument, order, arrangement, commitment or understanding of any nature, including sales orders, purchase orders, leases, subleases, data processing agreements, maintenance agreements, license agreements, sublicense agreements, loan agreements, promissory notes, instruments, security agreements, pledge agreements, deeds, mortgages, guaranties, indemnities, warranties, employment agreements, consulting agreements, sales representative agreements, joint venture agreements, buy-sell agreements, options or warrants.
     Contract Right shall mean any right, power or remedy of any nature under any Contract, including rights to receive property or services or otherwise derive benefits from the payment, satisfaction or performance of another party’s Obligations, rights to demand that another party accept property or services or take any other actions, and rights to pursue or exercise remedies or options.
     Dadante Litigation Matters shall have the meaning set forth in Section 6.1(d) of this Agreement.
     Domain Names shall have the meaning set forth in Section 2.13(j) of this Agreement.
     Dorfman means Scott D. Dorfman, the Chairman of the Board, President, Chief Executive Officer and a principal shareholder of the Company.
     Effective Time shall have the meaning set forth in Section 1.3 of this Agreement.
     Embedded Software shall have the meaning set forth in Section 2.13(c) of the Agreement.
     Employee Benefit Plan shall mean any employee benefit plan as defined in Section 3(3) of ERISA, any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, or “qualified asset account” within the meaning of Section 419A of the Code, and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, equity compensation, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self insurance, death benefits, employee welfare or fringe benefits of any nature, including those benefiting retirees or former employees.
     Encumbrance shall mean any lien, pledge, easement, Obligation, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest, understanding or arrangement imposing restrictions on title or use or other restrictions of any nature whatsoever (including any restriction on the voting of any security, any restriction on the transfer of any security or other Asset, any restriction on the receipt of any income derived from any Asset, any restriction on the use of any Asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any Asset).

     Entitled to Vote Company Common Stock or other capital stock of the Company shall be considered Entitled to Vote if it is entitled to vote on all matters submitted to shareholders, including the approval of the Merger.
     Entity shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
     Environmental Laws shall mean all applicable Law (including consent decrees, administrative orders and common laws) relating to the public health and safety and protection of the environment, including those governing the use, generation, handling, storage, treatment, disposal, cleanup, removal and/or remediation of Hazardous Substances, all as amended.
     ERISA shall mean the Employee Retirement Income Security Act of 1974, as amended, and all rulings and regulations promulgated thereunder.
     ERISA Affiliate shall mean any entity, trade or business (whether or not incorporated) that is part of the same controlled group with, common control with, part of an affiliated service group with, or part of another arrangement that includes, the Company or any ERISA Affiliate within the meaning of Code Section 414(b), (c), (m) or (o).
     Exchange Act shall mean the Securities Exchange Act of 1934, as amended.
     Excluded Laws shall have the meaning set forth in Section 2.26.
     Exercise Price Per Share shall have the meaning set forth in Section 1.8(a) of this Agreement.
     Exhibits shall have the meaning set forth in Section 8.15(c) of this Agreement.
     Final Merger Consideration Certificate shall have the meaning set forth in Section 1.5(d) of this Agreement.
     GBCC shall have the meaning set forth in Section 1.1 of this Agreement.
     GAAP shall mean generally accepted accounting principles under current United States accounting rules and regulations, consistently applied throughout the periods covered. In no event shall the consistent application of the historical accounting policies used by the Company have priority over GAAP, regardless of materiality.
     Governmental Authorization shall mean any: (a) permit, license, approval, waiver, order, certificate, franchise, permission, variance, clearance, registration, qualification, authorization, right or privilege of any nature issued, granted, issued, given, approved, allowed or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
     Governmental Body shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, self-

regulatory organization, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).
     Hazardous Substances shall mean any substance, waste, contaminant, pollutant or material that has been determined by any Governmental Body to be capable of posing a risk of injury or damage to health, safety, property or the environment, including (a) all substances, wastes, contaminants, pollutants and materials defined, designated or regulated as hazardous, dangerous or toxic pursuant to any Law, and (b) asbestos, polychlorinated biphenyls, petroleum, petroleum products and urea formaldehyde, and mold.
     HSR Act shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
     Include and Including shall mean including but not limited to.
     Indemnified Persons shall have the meaning set forth in Section 5.5(a) of this Agreement.
     Insurance Policy shall mean any public liability, product liability, general liability, comprehensive, property damage, vehicle, life, hospital, medical, dental, disability, worker’s compensation, key man, fidelity bond, theft, forgery, errors and omissions, directors’ and officers’ liability, or other insurance policy of any nature.
     Intangible shall mean any name, corporate name, domain name, fictitious name, trademark, trademark registration, trademark application, service mark, service mark registration, service mark application, trade name, brand name, product name, symbol, slogan, trade dress, trade secret, know-how, patent, patent application, copyright, copyright registration, copyright application, website, design, logo, formula, invention, product idea, concept, method, process, discovery, Software, technology, written work, visual work, audio work, multimedia work, database, information or data created or maintained in any database, or other intangible Asset of any nature, whether in use, held, under development or design, inactive, owned, sold, distributed, marketed, maintained, supported, licensed by, or licensed to or with respect to which rights are granted to, a Person, whether arising under statutory or common law in any jurisdiction or otherwise, and includes the goodwill of the business symbolized by and associated with such name, corporate name, domain name, fictitious name, trademark, service mark, trade name, brand name, product name, symbol, logo, slogan, or trade dress, and any and all Intellectual Property Rights in, to, and under the foregoing.
     Intellectual Property Rights shall mean any and all intellectual property rights and industrial property rights (throughout the universe, in all media, now existing or created in the future, and for the entire duration of such rights) arising under statutory or common law, contract, or otherwise, and whether or not perfected, including all (a) patents, reissues and reexamined patents, and patent applications, whenever filed and wherever issued, and all priority rights resulting from such applications; (b) rights associated with works of authorship including, but not limited to, copyrights, moral rights, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights relating to the protection of trade secrets and confidential information; (d) rights in trademarks, service marks, trade names, logos, symbols, and the like and applications therefor and registrations thereof; (e) divisions, continuations, continuations-in-part, substitutes, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, hereafter filed, issued, or acquired; and (f) rights to sue for past, present, and future infringement of any and all such intellectual property rights and industrial property rights.

     In the Money Option shall have the meaning set forth in Section 1.5(c)(ix) of this Agreement.
     IPOF Funds shall have the meaning set forth in the Background section of this Agreement.
     IRS shall have the meaning set forth in Section 2.16 of this Agreement.
     Judgment shall mean any order, writ, injunction, citation, award, decree or other judgment of any nature of any Governmental Body.
     to the knowledge of the Company or similar phrases when used with respect to the Company shall mean that none of the members of the board of directors of the Company has any actual knowledge and none of the Senior Management Employees of the Company has any actual knowledge, after due inquiry, that the statement made is incorrect.
     to the knowledge of the Parent or similar phrases when used with respect to Parent shall mean that none of the members of the board of directors of Parent has any actual knowledge and none of the chief executive officer, chief financial officer and general counsel of Parent has any actual knowledge, after due inquiry, that the statement made is incorrect.
     Latest Balance Sheet shall have the meaning set forth in Section 2.5(c) of this Agreement.
     Law shall mean any federal, state, local, municipal, foreign or other law, statute, charter, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidelines, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Financial Industry Regulatory Authority, the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market.
     Licensed Software and Intangibles shall have the meaning set forth in Section 2.13(b) of this Agreement.
     Merger shall have the meaning set forth in the Background section of this Agreement.
     Merger Consideration shall have the meaning set forth in Section 1.5(b) of this Agreement.
     Merger Cash Consideration shall have the meaning set forth in Section 1.5(c)(vi) of this Agreement.
     Merger Optional Cash Consideration shall have the meaning set forth in Section 1.5(c)(vi) of this Agreement.
     Merger Stock Consideration shall have the meaning set forth in Section 1.5(c)(vii) of this Agreement.
     Nasdaq shall mean, with respect Parent, the Nasdaq Global Select Market and with respect to the Company, the Nasdaq Global Market, or any successor securities exchange or market on which the Parent Stock or Company Common Stock, as applicable, is listed or admitted for trading.

     Obligation shall mean any debt, liability or obligation of any nature, whether secured, unsecured, recourse, nonrecourse, liquidated, unliquidated, accrued, absolute, fixed, contingent, ascertained, unascertained, known, unknown or otherwise.
     Off-the-Shelf Software shall mean ready-to-use, pre-packaged Software which is (i) commercially available to the public, (ii) not embedded in, otherwise included in, or necessary to provide any of the products or services provided by the Company, and (iii) replaceable in its most current version without material delay for less than $10,000 per copy and $50,000 in the aggregate.
     Optional Cash Consideration Percentage shall have the meaning set forth in Section 1.5(b) of this Agreement.
     Owned Software and Intangibles shall have the meaning set forth in Section 2.13(b) of this Agreement.
     Parent shall have the meaning set forth in the “Parties” section of this Agreement.
     Parent Cash Option shall have the meaning set forth in Section 1.5(b) of this Agreement.
     Parent Cash Option Deadline shall have the meaning set forth in Section 1.5(b) of this Agreement.
     Parent Cash Option Notice shall have the meaning set forth in Section 1.5(b) of this Agreement.
     Parent Employee Benefit Plans shall have the meaning set forth in Section 5.4(a) of this Agreement.
     Parent Continuation Notice shall have the meaning set forth in Section 7.1(i) of this Agreement.
     Parent Continuation Notice Period shall have the meaning set forth in Section 7.1(i) of this Agreement.
     Parent Material Adverse Effect shall mean an event, occurrence, violation, inaccuracy, circumstance or other matter (considered alone or together with any other matter or matters) that had or could reasonably be expected to have a material adverse effect on (i) the business, condition (financial or otherwise), capitalization, Assets, liabilities, operations, revenues, results of operations, cash flows and financial performance of Parent and its subsidiaries, taken as a whole or (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement; provided, however, that in determining whether there has been a Parent Material Adverse Effect, any adverse effects directly resulting from or directly attributable to any of the following (either alone or in combination) shall be disregarded: (a) general economic conditions or general conditions in the industry in which Parent does business which conditions do not affect Parent in a disproportionate manner, (b) the announcement or pendency of this Agreement or the anticipated consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (c) any decline in the market price, or change in trading volume, of the Parent Stock or any failure to meet publicly announced revenue or earnings projections (provided, however, that the underlying reason for such decline, change or failure shall not be excluded, by virtue of this clause from the determination of a Parent Material Adverse Effect), and (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, which do not affect Parent in a disproportionate manner.
     Parent Stock shall have the meaning set forth in Section 1.5(b) of this Agreement.
     Paying Agent shall have the meaning set forth in Section 1.6(a) of this Agreement.
     Permitted Encumbrances means: (i) Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which appropriate reserves appear on the Latest Balance Sheet and which if related to business Taxes are described in the Company Disclosure Letter; (ii) carriers, warehousemen’s, mechanic’s, materialmen’s and repairmen’s liens, that are imposed by Law and incurred in the ordinary course of business for obligations not yet due and payable or are being contested in good faith by appropriate proceedings and for which appropriate reserves appear on the Latest Balance Sheet, and are disclosed in the Company Disclosure Letter; (iii) obligations incurred by statute in connection with deposit accounts or to secure the performance of bids, tenders, trade contracts, statutory obligations, surety and appeal bonds, performance and return-of-money bonds and other obligations of like nature and which are disclosed on the Latest Balance Sheet; (iv) any interest or title of a lessor in property or other Assets subject to lease listed on Section 2.11 of the Company Disclosure Letter; (v) easements, rights of way, zoning and similar real property restrictions affecting the Company Current Real Property provided the foregoing do not violate any of the representations and warranties set forth in Section 2.11 of this Agreement or adversely affect the use or operation of the Company Current Real Property or any other Assets as currently used or operated; and (vi) security interests granted pursuant to the terms of the Revolving Credit Facility.
     Per Share Merger Consideration shall have the meaning set forth in Section 1.5(c)(i) of this Agreement.
     Per Share Merger Cash Consideration shall have the meaning set forth in Section 1.5(c)(ii) of this Agreement.
     Person shall mean any individual, Entity or Governmental Body.
     Pre-Closing Period shall have the meaning set forth in Section 4.1 of this Agreement.
     Proceeding shall mean any demand, claim, suit, action, litigation, investigation, arbitration, administrative hearing, audit or other proceeding of any nature (including any civil, criminal, administrative, investigative, or appellate proceeding).
     Product Images shall have the meaning set forth in Section 2.13(f) of this Agreement.
     Proxy Statement/Prospectus shall mean the proxy or information statement of the Company to be sent to the Company’s shareholders in connection with the Company Shareholders Meeting.
     Real Property shall mean any real estate, land, building, condominium, town house, structure or other real property of any nature, all shares of stock or other ownership interests in cooperative or condominium associations or other forms of ownership interest through which interests in real estate may be held, and all appurtenant and ancillary rights thereto, including easements, covenants, water rights, sewer rights and utility rights.
     Registration Statement shall have the meaning set forth in Section 5.1(b).
     Required Company Shareholder Vote shall have the meaning set forth in Section 2.25 of this Agreement.
     Representatives shall have the meaning set forth in Section 4.3(a) of this Agreement.
     Revolving Credit Facility shall mean the Third Amended and Restated Loan and Security Agreement between the Company and Wachovia Bank, dated March 28, 2006, as amended through the date hereof or as further amended with the consent of Parent.
     Rights Plan shall mean the Rights Agreement between Company and SunTrust Bank (successor to Reliance Trust Company) as Rights Agent, dated as of December 31, 1997, as amended.
     SEC shall mean the United States Securities and Exchange Commission.
     SEC Waiver shall have the meaning set forth in Section 2.5(h) of this Agreement.
     Securities Act shall mean the Securities Act of 1933, as amended.
     Senior Management Employees means the following employees: Scott D. Dorfman, George M. Hare, Robert J. Toner, James R. McMurphy and Larry C. Hanger.
     Software shall mean any computer program, operating system, application, firmware, middleware, or software of any nature, whether operational, under development or inactive, including all object code, source code, comment code, algorithms, menu structures and arrangements, interfaces, navigational devices, icons, operational instructions, scripts, commands, syntax, screen designs and visual expressions, reports, designs, concepts, technical manuals, test scripts, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer programs, operating systems, applications, firmware, middleware, or software.
     SOX shall mean the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, all as amended from time to time.
     Specified Contracts shall have the meaning set forth in Section 2.14 of this Agreement.
     Subsidiary shall mean the following: an entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
     Superior Proposal shall have the meaning set forth in Section 4.3(d) of this Agreement.

     Surviving Corporation shall have the meaning set forth in Section 1.1 of this Agreement.
     Stock Percentage shall have the meaning set forth in Section 1.5(b) of this Agreement.
     Tail Policy shall have the meaning set forth in Section 5.5(b) of this Agreement.
     Takeover Laws shall have the meaning set forth in Section 2.24 of this Agreement.
     Tangible Property shall mean any furniture, fixtures, leasehold improvements, vehicles, office equipment, computer equipment, other equipment, machinery, tools, forms, supplies or other tangible personal property of any nature.
     Tax shall mean (a) any foreign, federal, state or local income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, transfer, fuel, excise, payroll, withholding, unemployment compensation, social security, retirement or other tax of any nature; (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, sewer rent or other fee or charge of any nature; or (c) any deficiency, interest or penalty imposed with respect to any of the foregoing.
     Tax Return shall mean any report, return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including, without limitation, combined, unitary or consolidated returns for any group of entities.
     Termination Fee shall have the meaning set forth in Section 7.3(c) of this Agreement.
     Term Loan shall mean the Second Lien Term Loan and Security Agreement with Chatham Credit Management III, LLC, as agent for Chatham Investment Fund III, LLC, Chatham Investment Fund QP III, LLC, and certain other lenders party thereto from time to time, and Chatham Credit Management III, LLC, as administrative agent, dated September 28, 2007, as amended, modified, renewed, refunded, replaced, or refinanced form time to time.
     Total Merger Consideration shall have the meaning set forth in Section 1.5(c)(v) of this Agreement.
     Trading Day shall mean a day during which trading in Parent Stock generally occurs on Nasdaq.
     Triggering Event. A “Triggering Event” shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend that the Company’s shareholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent or Acquisition Sub the Company Board Recommendation, (ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company’s shareholders; (iii) the board of directors of the Company fails to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Merger is in the best interests of the Company’s shareholders, within five

(5) business days after Parent requests in writing that such recommendation or determination be reaffirmed; (iv) the board of directors of the Company shall have approved, endorsed, recommended or taken a neutral position with respect to any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement that is entered into in accordance with Section 4.3(a)); (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten (10) business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (vii) an Acquisition Proposal is publicly announced, disclosed or commenced or submitted, made or publicly communicated to the Company’s board of directors and the Company fails to comply with the requirements of Section 4.3; or (viii) the Company or any Representative of the Company shall have intentionally breached any of the material provisions set forth in Section 4.3.
     WARN Act means the Worker Adjustment and Retraining Notification Act, as the same may be amended from time to time.
     Web shall have the meaning set forth in Section 2.13(m) of this Agreement.